Exhibit 99.1

HEXO CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of HEXO Corp. (the “Corporation”) will be held on Tuesday, March 8, 2022 at 10:00 a.m. (EST) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended July 31, 2021, together with the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration of the auditors;

4.

to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying management information circular (the “Circular”), approving a change in the municipality in Ontario in which the Corporation’s registered office is located to Belleville;

5.

to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying Circular, authorizing the Corporation to amend its articles to increase the maximum number of directors from ten (10) to twelve (12);

6.

to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Circular, authorizing and approving an amendment to the Articles of the Corporation to effect a consolidation of the issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for a number of pre-consolidation Common Shares to be determined within a range of two (2) and fourteen (14) pre-consolidation Common Shares, and authorizing the Board of Directors of the Corporation to determine the final consolidation ratio within such range in its sole discretion, as more particularly described in the Circular;

7.

to consider and, if thought advisable, pass an ordinary resolution, the full text of which is set forth in the Circular, approving the unallocated awards under the Corporation’s Amended and Restated Omnibus Long-Term Incentive Plan and ratifying the previous grants of certain awards thereunder, as more particularly described in the Circular; and

8.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular.

The Board of Directors of the Corporation has fixed Friday, February 4, 2022 as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of the novel coronavirus (COVID-19), comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Proxies must be deposited with TSX Trust Company not later than 10:00 a.m. (EST) on Friday, March 4, 2022 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

In order to attend, participate in or vote at the Meeting (including to vote or ask questions at the Meeting), registered Shareholders and duly appointed proxyholders must have a valid username. Guests are welcome to attend and listen to the live webcast, but will be unable to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://web.lumiagm.com/283055768 and select “Join as a Guest” when prompted.

Registered Shareholders: Registered Shareholders may attend, participate in and vote at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to access the Meeting at https://web.lumiagm.com/283055768. Registered Shareholders may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting. The 12-digit control number is located on your form of proxy. The password for the Meeting is “hexo2022” (case sensitive). If as a registered Shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the meeting as a guest.

Duly appointed proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who have appointed themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form, as applicable, AND register the proxyholder in advance of the proxy cut-off at 10:00 a.m. (EST) on Friday, March 4, 2022 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice. Following registration of a proxyholder, the Corporation’s transfer agent, TSX Trust Company, will provide duly appointed proxyholders with a 12-digit control number by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2022” (case sensitive).

Non-Registered Shareholders: Non-registered Shareholders (being beneficial Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast but will not be able to participate in or vote at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to TSX Trust Company, the transfer agent of the Corporation, as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1

Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

If a Shareholder receives more than one form of proxy because such Shareholder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

2

If you receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

If you have any questions about any of the information in this Notice of Meeting or the accompanying Circular or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Your support is extremely important. Please vote only your WHITE Management form of proxy or WHITE Management voting instruction form today.

To keep current with further developments and information about voting your Common Shares, please visit www.HEXOForward.com.

DATED at Gatineau, Québec this 3rd day of February, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Scott Cooper”

Scott Cooper

President and Chief Executive Officer and Director

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

3

HEXO CORP.

TSX: HEXO

NASDAQ: HEXO

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, MARCH 8, 2022

PURPOSES OF SOLICITATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HEXO CORP. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held on Tuesday, March 8, 2022 at 10:00 a.m. (EST), and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Circular”), the form of proxy for the Meeting, the annual financial statements of the Corporation for the financial year ended July 31, 2021 and related management’s discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation has engaged Kingsdale Advisors as the Corporation’s strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $150,000 to Kingsdale Advisors to assist in the solicitation of proxies with respect to matters to be considered at the Meeting.

The Corporation may utilize the Broadridge QuickVote service to assist non-objecting beneficial Shareholders with voting their Common Shares. Non-objecting beneficial Shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such Common Shares to be represented at the Meeting.

The information in this Circular is given as at July 31, 2021 unless otherwise indicated.

Meeting Format

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of COVID-19, comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting.

The Meeting will be conducted via live webcast. In order to attend, participate, vote or ask questions at the Meeting, Shareholders must have a valid username. Guests are welcome to attend and view the webcast, but will be unable to participate in or vote at the Meeting. To join as a guest please visit the Meeting online at https://web.lumiagm.com/283055768 and select “Join as a Guest” when prompted.

Holders of Common Shares who appear on the records maintained by TSX Trust Company, the Corporation’s registrar and transfer agent (the “Transfer Agent”), as registered holders of Common Shares (“Registered Shareholders”) and duly appointed proxyholders will be able to access the Meeting online at https://web.lumiagm.com/283055768.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Such persons may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting:

•

Registered Shareholders: The control number located on the form of proxy is your username. The password for the Meeting is “hexo2022” (case sensitive). If as a Registered Shareholder you are using your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the Meeting as a guest.

•

Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including beneficial owners of Common Shares (“Non-Registered Shareholders”) who wish to appoint themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form (“VIF”), as applicable, AND register the proxyholder in advance of the proxy cut-off at 10:00 a.m. (EST) on Friday, March 4, 2022. Following registration of a proxyholder, the Transfer Agent will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2022” (case sensitive). Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate in or vote at the Meeting.

How to vote at our virtual Meeting – Registered Shareholders and Duly Appointed Proxyholders:

1.	Log in at https://web.lumiagm.com/283055768 (starting 30 minutes before the Meeting starts)

2.	Click on “I have a control number”

3.	Enter your 12-digit control number (located on your proxy form)

4.	Enter the password: hexo2022

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt of your system’s compatibility, please refer to the Virtual Meeting Guide included with your proxy materials. If you are a Registered Shareholder and encounter technical difficulties, please have your 12 digit control number and contact TSX Trust Company at TSXTVGMinfo@tmx.com.

The Corporation believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold the Meeting virtually. It is anticipated that Registered Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as would be the case if the Meeting was held in person. Registered Shareholders and duly appointed proxyholders will have the opportunity to submit questions at the Meeting by submitting them in writing through the text box. Questions which relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Corporation as they would be at a shareholders’ meeting that was being held in person. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Your support is extremely important. Please vote only your WHITE Management form of proxy or WHITE Management voting instruction form today.

To keep current with further developments and information about voting your Common Shares, please visit www.HEXOForward.com.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote virtually at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment or postponement thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 10:00 a.m. (EST) on Friday, March 4, 2022 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301 100 Adelaide Street West Toronto, Ontario M5H 4H1

Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to the head office of the Corporation, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2, at any time prior to 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof; or (b) in any other manner permitted by law.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Your support is extremely important. Please vote only your WHITE Management form of proxy or WHITE Management voting instruction form today.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

To keep current with further developments and information about voting your Common Shares, please visit www.HEXOForward.com.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend virtually and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Shareholders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Shareholders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Shareholders as well as directly to NOBOs (as defined below).

Non-Registered Shareholders fall into two categories—those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and OBOs will not receive the Meeting Materials unless their Intermediary assumes the cost of delivery.

Voting by Non-Registered Shareholders

The Common Shares held by Non-Registered Shareholders can only be voted or withheld from voting at the direction of the Non-Registered Shareholder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Shareholders. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Shareholders, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Shareholders will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a VIF. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting virtually

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

(or have another person attend and vote virtually on the Non-Registered Shareholder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

OR

B.

Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. If the Non-Registered Shareholder does not wish to attend and vote virtually at the Meeting (or have another person attend and vote virtually on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete and sign the form of proxy in accordance with the directions on the form.

Voting by Non-Registered Shareholders at the Meeting

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Shareholder may attend the Meeting virtually as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Shareholder and vote such Common Shares as a proxyholder. A Non-Registered Shareholder who wishes to attend the Meeting virtually and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Shareholder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s or its nominee’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

How to vote at our virtual Meeting – Non-Registered Shareholders

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF. Do not fill out your voting instructions.

2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.

3.	Get a control number by contacting TSX Trust Company at TMXEInvestorServices@tmx.com by 10:00 a.m. (Eastern) on Friday, March 4, 2022.

4.	Log in at https://web.lumiagm.com/283055768 (starting 30 minutes before the Meeting starts)

5.	Click on “I have a control number”

6.	Enter your 12-digit control number

7.	Enter the password: “hexo2022” (case sensitive)

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire Meeting.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of Registered Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Your support is extremely important. Please vote only your WHITE Management form of proxy or WHITE Management voting instruction form today.

To keep current with further developments and information about voting your Common Shares, please visit www.HEXOForward.com.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such instructions. In the absence of any such instructions, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If you do not provide instructions in your proxy, the persons named in the enclosed proxy will vote your Common Shares FOR the matters to be acted on at the Meeting. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. The persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Corporation knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, no director or executive officer of the Corporation, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Corporation (the “Board”) has fixed Friday, February 4, 2022 as the record date for the Meeting. Shareholders at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Common Share held.

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the record date, 405,179,307 Common Shares are issued and outstanding as fully paid and non-assessable and no special shares are issued and outstanding.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Financial Statements

The audited annual financial statements of the Corporation for the year ended July 31, 2021, together with the report of the auditors thereon, will be presented at the Meeting. No vote will be taken with respect to the audited annual financial statements and receipt of the audited annual financial statements will not constitute approval or disapproval of any matters referred to therein. These documents are available under the Corporation’s profile on SEDAR at www.sedar.com and the Corporation’s website at www.hexo.com. Copies may be obtained from the Corporation upon request.

2.	Election of Directors

The affairs of the Corporation are managed by the Board. The members of the Board are elected annually, on an individual basis, at each annual general meeting of Shareholders.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

At the Meeting, the number of directors determined by the Board to be proposed for election will be nine (9), as listed below, five (5) of whom are currently directors of the Corporation. The table below sets forth certain information regarding the nominees proposed as directors for election by the Shareholders at the Meeting, including their respective positions with the Corporation, principal occupations or employment during the last five (5) years, the dates on which they became directors of the Corporation and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

Management of the Corporation has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Management of the Corporation does not foresee that any of the following nominees listed below will be unable or unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy shall have the right to vote for another nominee in their discretion unless otherwise instructed by the Shareholder in the form of proxy to abstain from voting on the election of directors.

Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

Each of the nominees will be voted on individually. In addition, the election of directors is subject to the Majority Voting Policy, as defined and described below.

The enclosed form of proxy allows the Shareholders to direct proxyholders to vote individually for each of the nominees as a director of the Corporation. Unless instructions are given to withhold from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of each of the nine (9) nominees whose names are listed below.

Name, Municipality of Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
John K. Bell(1) Cambridge, Ontario, Canada Chair of the Board and Director	Chair, Stack Capital Group; Principal, Onbelay Capital Inc.; Director and Chair, Canopy Growth Corp. (2014 to 2020); Director and Chair, Canopy Rivers (May 2018 to September 2020); Director, Cure Pharmaceutical Inc.	December 14, 2021	Nil
Scott Cooper Toronto, Ontario, Canada President and Chief Executive Officer and Director	Chief Commercial Officer (Molson Coors Canada; May 2014 to October 2016) and Chief Innovation Officer (Molson Coors Global; November 2016 to May 2020) for Molson Coors, and Co-Founder & Chairman of the Board and President and Chief Executive Officer for Truss Beverage Co. (October 2018 to present)	November 18, 2021	Nil
Rose Marie Gage(2)(3) Rockland, Ontario, Canada Director	Director	October 23, 2020	13,831
Peter James Montour(2) Ancaster, Ontario, Canada Director	Owner and managing partner of Redecan	August 30, 2021	6,142,098	(4)
Will Montour Ancaster, Ontario, Canada Director	Owner and managing partner of Redecan	January 5, 2022	6,142,098	(5)
Dr. Lauren Chung New York, New York, United States of America	Founder and Chief Executive Officer, Minleigh LLC (private)	N/A - Nominee	Nil

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Name, Municipality of Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
Hélène F. Fortin Montréal, Québec, Canada	Advisory Partner, LF&B-CPA	N/A - Nominee	1,000
Brad Kotush Director Toronto, Ontario. Canada	Executive Vice President & Chief Financial Officer, Home Capital Group Inc. (TSX:HCG)	N/A - Nominee	Nil
Peter Stringham Toronto, Ontario, Canada	Former Chairman & Chief Executive Officer, Young & Rubicam Group (private)	N/A - Nominee	Nil

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Environmental, Social and Corporate Governance (“ESG”) Committee.
(3)	Mrs. Gage serves as the ESG Committee Chair.
(4)	Such Common Shares are held by 2831364 Ontario Inc., a corporation owned and controlled by Mr. P.J. Montour.
(5)	Such Common Shares are held by 2831367 Ontario Inc., a corporation owned and controlled by Mr. W. Montour

As of the date hereof, the proposed directors of the Corporation as a group beneficially owned, or exercised control or direction over, 17,256,354 Common Shares, or approximately 3.05% of the outstanding Common Shares.

The following are brief biographies of each of the proposed director nominees:

John K. Bell, Chair of the Board. John Bell, FCA, FCPA, ICD.D has a distinguished 40-year career of business success including executive management, corporate governance, financing and M&A. John is currently Chairman of Stack Capital Group (TSX: STCK), Pure Jamaican Limited and a board member of Cure Pharmaceutical. John was also a member and Chair of the Board at Canopy Growth between 2014 and 2020. In his stewardship as Chair, they grew the company to a market capitalization of $20 billion. John was the founder, owner, and CEO of Shred-Tech, a global manufacturer of shredding and recycling equipment and creator of the mobile shredding industry. After selling Shred-Tech to a public company in 1995, he became owner and CEO of Polymer Technologies Inc., a global manufacturer of auto-parts; he later served as Chairman and principal shareholder of BSM Technologies Inc. (TSX) a fleet management company, and CEO and director of ATS Automation (TSX: ATA) with 23 plants globally.

Scott Cooper, President, Chief Executive Officer and Director. Mr. Cooper is an experienced business leader, marketer and innovator with a track record of breathing new life into businesses and brands. He is driven by his teams’ talent, striving every day to lead with the values he looks for – integrity, empathy and resilience. Most recently, Mr. Cooper served as President and CEO of Truss Beverages, a joint venture between HEXO and Molson Coors. Under Mr. Cooper’s leadership, Truss became the leading cannabis beverage company in Canada. Before his time at Truss, Mr. Cooper held several senior roles at Molson Coors, including Chief Innovation Officer, as well as Sobeys, Unilever and several other publicly traded CPG companies. Mr. Cooper is a graduate of the Ivey Business School at Western University (HBA, Business).

Rose Marie Gage, Director. Ms. Gage is a Chartered Director and professional advisor. She serves as Chair of the Corporation’s ESG Committee and serves on the following boards of directors: Independent Director and Chair, ESG: CO2 GRO Inc. (TSXV: GROW), a publicly traded agri-clean tech company, Vice-Chair, Agricultural Research Institute of Ontario (provincially appointed), Ind. Director and Chair, People and Sustainability, Link Energy Supply Inc. (privately held) and Chair, Ontario Agri-Food Technologies, a not-for-profit. Through her past Board, Agency and Association service plus her C-Suite experience (CEO of Ag Energy, a provincially licensed energy retailer; CMO Schneider Electric Canada and CMO, GE Capital Distribution Equipment Finance) plus several decades of experience working with large multinationals (Westinghouse, Eaton Corp., GE, Schneider Electric) with the focus of growth, change, M&A, integration and strategy. Ms. Gage is the inaugural member of the Conference Board of Canada’s Centre of Excellence for Women’s Advancement, served as Vice-Chair of the Women-In-Leadership Foundation. She is certified as a Lean-Six Sigma Quality leader, as a Chartered Director, Carnegie Mellon-NACD Cyber-Security Director Oversight and is enrolled in the ESG Competent Boards program. She holds a Hons. Bach. Of Commerce

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

from McMaster University, and Rotman School of Business and Harvard School of Business Executive Education. Ms. Gage is the recipient of the Directors College Outstanding Achievement in Governance Award, the Canadian Board Diversity Council’s Diversity 50 Award and the Women of Inspiration Award.

Peter James Montour, Director. Mr. Montour was an owner and managing partner of Redecan since joining in early 2017 when the company expanded from a medical supplier to a leader in today’s recreational market. His leadership has been instrumental in navigating Redecan through manufacturing, sales, day-to-day operations and key decision making. Mr. Montour played a major role in the development and success of the Redecan’s award winning “Redee” pre-rolls, which were the first of its kind in the world for the cannabis industry. Prior to joining Redecan, Mr. Montour spent thirteen years with his family’s tobacco company, which is the largest private-owned Indigenous company in the world. There he gained knowledge on all aspects of running a successful business. His passion for innovation and ability to connect with customers has always motivated him to try harder.

Will Todd Montour, Director. Mr. Montour is always excited about “What’s Next” in the industry and continuously strives to be a trendsetter in the cannabis space. Mr. Montour is the innovative force behind Redecan’s unique product line and marketing strategies. He joined the Redecan leadership team in late 2016, before the legalization of cannabis for recreational purposes. Prior to joining the Redecan team, Mr. Montour worked extensively in tobacco manufacturing. His leadership has been instrumental in navigating the company through all of the early business challenges en route to becoming one of Canada’s biggest licensed cannabis producers.

Dr. Lauren Chung, Nominee. Dr. Chung is the founder and CEO of MINLEIGH LLC, which is focused on identifying, evaluating and partnering with companies for investments and strategic, operational, and commercial opportunities. Dr. Chung has over 20 years of healthcare investment management, investment banking, and advisory experience. Dr. Chung was a managing director in Healthcare Research at WestPark Capital. Previously, Dr. Chung was a co-founder of Tokum Capital Management, a global healthcare fund, which merged with Perella Weinberg Partners. Prior to that, Dr. Chung managed healthcare investment portfolios at RBR Capital, Kingdon Capital, and Pequot Capital. Earlier in her career, Dr. Chung was a recognized research scientist conducting cutting edge research in neurodegenerative and genetic disorders at Massachusetts General Hospital/Harvard Medical School and Boston Children’s Hospital. Dr. Chung research has been published in many leading peer-reviewed scientific journals. Dr. Chung holds a Ph.D. in Neuropathology from Columbia University-College of Physicians & Surgeons, and a BA with honors in Biochemistry and Economics from Wellesley College.

Dr. Chung brings a rare skillset with a background in capital markets through 20+ years of investment management, investment banking, and advisory experience, as well as in the life sciences and healthcare industries with a specific focus on biotechnology. She is currently Chief Executive Officer and Founder of Minleigh LLC, which is focused on identifying, evaluating, and partnering with companies for investments and strategic, operational and commercial opportunities. Dr. Chung has completed a Corporate Director Certification Program at Harvard Business School and has served on both public and private company boards. Along with previous roles in investment banking healthcare research and portfolio management at various institutional investment firms, Dr. Chung’s unique combination of experiences will be highly valuable to the Board as it navigates an increasingly regulated environment within the Canadian life sciences and healthcare arena. Dr. Chung currently serves as independent director on the board of Northview Acquisition Corp. (NASDAQ: NVAC) and Todos Medical Ltd. (OTCMKTS: TOMDF).

Hélène F. Fortin, Nominee. Ms. Fortin FCPA auditor, FCA, ICD.D-IAS.A completed a Bachelor of Commerce—Finance and Accounting from Concordia University in 1979 placing first in the program, and a year later a post graduate Diploma in Public Accountancy (Honours List) from McGill University. She became a CA in 1982 while working with one of the big CA firms (Coopers & Lybrand, now PwC). Ms. Fortin completed the directors’ education program from the Rotman School of Business and obtained her ICD.D designation in 2006 from the Institute of Corporate Directors (ICD). Ms. Fortin was awarded the Fellow designation by the Quebec Order of Chartered Accountants in 2010 (FCA), and from CPA Québec in 2012 (FCPA).

A member of CPA Quebec, she lectured in Accounting and Auditing during more than 20 years at many universities. She was actively involved from 1982 to 2019 with the Canadian Institute of Chartered Accountants (CPA Canada): on the Interprovincial Board of Evaluators, and with the Auditing and Assurance Standards Board during which time the 36 international standards of auditing were adopted in Canada from 2006 to 2009. From 1985 to 1990 Ms. Fortin participated in the series of acquisitions of companies that punctuated the growth of Quebecor Inc (TSX QBR.B). She

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

since returned to practicing public accountancy as an audit, assurance and advisory partner now managing her own firm LFB CPA, assisting clients in various aspects from financing strategies and implementation, reporting, compliance, structuring, acquisitions, accounting, tax, controls and governance. She is actively involved with asset management and financing/funding strategies.

Ms. Fortin has been serving on boards of directors of large public and private corporations since 2003: Chair of the audit committees of UBS Bank (Canada), and VoiceAge Corporation, member of the Audit and Oversight Committee of the Senate of Canada, and Justice Canada audit and advisory committee. Former boards include: Loto Quebec, Institute of Corporate Directors/Quebec, Concordia University, Assuris, CBC Radio-Canada, Hydro-Quebec, Infrastructure Québec, TSX listed corporations Bellus Health, Neptune Wellness Solutions, and Groupe BV, Foundation of Stars and Armand-Frappier/INRS Foundation, federal department audit committee of the Public Service Commission, Canada Economic Development Agency for Quebec regions and Agriculture/AgriFood Canada.

Ms. Fortin brings forty years of experience as an audit, assurance and advisory partner, contributing to the experience and qualifications the Board seeks predominately through extensive qualifications to support and refine the Board’s audit committee. She currently manages her own firm, LFB CPA, assisting clients in various aspects of financing strategies and implementation, reporting, compliance, structuring, acquisitions, accounting, tax, controls and governance. Ms. Fortin has served on three public company boards, having chaired the audit committee of two, and has experience serving on fifteen private company boards in addition to other non-profit and organizational boards. Ms. Fortin brings to the Board a depth of expertise in financial regulation, a demonstrated commercial and financial acumen to assist HEXO at this pivotal inflection point, and a wealth of corporate governance experience.

Brad Kotush, Nominee. Mr. Kotush was appointed Executive Vice President and Chief Financial Officer of Home Capital Group Inc. (market cap CAD 1.6 billion; 2021 revenue CAD 536 million) in 2017. He has more than 15 years of experience as a public company Chief Financial Officer, primarily in financial services, and has been responsible for overseeing key functions such as public and internal financial reporting and budgeting, group risk management, investor relations, regulatory reporting, and treasury.

Mr. Kotush first joined a predecessor firm of Canaccord Genuity Group Inc. (Canaccord Genuity) in 1996. When that firm was acquired by Canaccord Genuity in 1998 he became Vice President of Special Projects. In 2000, he was named Executive Director, Secretary and Chief Financial Officer of Canaccord Genuity’s European operations and spent three years in London, England helping to substantially grow that operation. Following that assignment, he served as Senior Vice President of Finance and Chief Information Officer. In 2006, Mr. Kotush was named Executive Vice President and Chief Financial Officer of Canaccord Genuity. During his time at Canaccord Genuity, Mr. Kotush was involved in its initial public offering, common, preferred and convertible debenture issues as well as bank financings. His responsibilities also involved integrating multiple acquisitions, including Genuity Capital Markets in 2010 and Collins Stewart Hawkpoint plc in 2011. Prior to joining Canaccord Genuity, Mr. Kotush spent eight years at KPMG. Mr. Kotush is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Arts from the University of British Columbia.

Mr. Kotush is a seasoned, high-caliber finance executive with 15+ years of experience in c-suite finance and risk roles at public financial services companies. As Chief Financial Officer of Home Capital Group (TSX: HCG), a publicly listed trust company with a market cap of approximately $1.5 billion CAD, Mr. Kotush is conversant in the latest financial regulatory standards surrounding financial reporting and budgeting, investor relations, treasury and other regulatory insights that will be highly valuable to the Board. Further, his previous oversight of group risk management has provided him in-depth knowledge surrounding cybersecurity and data protection therefore equipping him with critical skills from a global vulnerability perspective. Mr. Kotush has an Institute of Corporate Directors (ICD) certification and has served as the Group Representative for a number of non-public regulated subsidiary boards. Mr. Kotush’s public company leadership experience, high-grade capital markets experience, strong financial regulatory acumen and relevant board governance accreditation are highly relevant to ensuring the strength of the Board in addition to the protection and forward-progression of the company.

Peter Stringham, Nominee. Mr. Stingham is the former CEO of Young & Rubicam Group, a collaborative network of marketing communications companies that include Y&R, Landor, Burson, Cohn & Wolfe (BCW), Wunderman, BrandAsset Consulting, VML, Cohn & Wolfe, Sudler & Hennessey, and Blast Radius among others. He was named to the post in February 2007.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Mr. Stringham was previously at HSBC, where he was responsible for global marketing and brand development. Under his leadership, the highly successful proposition of HSBC as “The world’s local bank” took root. During his tenure, the value of the HSBC brand grew from less than $1 billion to $11.62 billion in value. HSBC was also recognized in the industry for its brand building initiatives as the Best Consumer Campaign at the Money Marketing Awards, for its television creative at the Cannes Advertising Festival and at the Retail Banker Awards for “Advertising and Brand Strategy of the Year” in 2005 and for “Marketing Strategy of the Year” in 2006. He has served on the boards of the International Association of Advertisers, the Foundation for Canadian Studies, and on the Boards of the Financial Services Forum, the International EFFIE Awards and the Global College, University of Winnipeg. He is a David Rockefeller Fellow of the New York City Partnership and Chamber of Commerce.

Mr. Stringham is a recognized C-suite executive within the media industry, with 13+ years as Chief Executive Officer at large, global media companies including Young & Rubicam Group (formerly Young & Rubicam Brands) and BBDO New York Inc. As such, Mr. Stringham brings significant CEO and business operations experience, in addition to in-depth insights on global marketing and brand development strategies across different media landscapes. Mr. Stringham is familiar with the Canadian Cannabis industry through his tenure as a director on the board of Canopy Growth Corp. (2016 – 2020), where he served on the audit, compensation, nomination & governance committees. As a result of Mr. Stringham’s high-caliber business and marketing experience, combined with his relevant industry experience, Mr. Stringham is positioned create shareholder value and strengthen HEXO’s position as a leader within the cannabis market.

Majority Voting Policy for Election of Directors

The Board has adopted a “majority voting” policy for the election of directors (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, if a nominee for election as director receives “for” votes fewer than a majority of the votes (50% + 1 vote) cast with respect to his or her election by Shareholders, he or she must immediately tender his or her resignation to the Board following the meeting of Shareholders at which the election is held. Upon receiving such resignation, the ESG Committee will consider it and make a recommendation to the Board on whether or not to accept the resignation. The Board shall accept the resignation absent exceptional circumstances and announce its decision in a press release promptly within 90 days following the meeting of Shareholders. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. The resignation will be effective when accepted by the Board. The director who tendered his or her resignation is not permitted to be a part of any deliberations of the ESG Committee or of the Board pertaining to the resignation offer. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors. A copy of the Majority Voting Policy is available on the Corporation’s website at www.hexocorp.com/governance.

Advance Notice By-Law for Nomination of Directors

The Board has adopted an advance notice by-law for the nomination of directors for election (the “Advance Notice By-Law”). The Advance Notice By-Law was confirmed at the annual and special meeting of Shareholders held on January 17, 2018. Under the Advance Notice By-Law, Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the Corporation at its principal executive offices located at the head office of the Corporation, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2. Such notice must include the information set forth in the Advance Notice By-Law and be given, in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be made not later than the close of business on the 10th day following the date of such public announcement.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation is, as of the date of this Circular, or has been within the last ten (10) years of the date of this Circular, a director, chief executive officer or chief financial officer of any company that while acting in such capacity: (a) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days; or (b) was subject to a cease trade order, a

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) within one (1) year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Investor Rights Agreement

On August 30, 2021, in connection with its acquisition of the outstanding shares of the entities that carry on the business of Redecan, the Corporation entered into an investor rights agreement with certain sellers (the “Investor Rights Agreement”). Peter Montour and Will Montour were nominated to the Board pursuant to the terms of the Investor Rights Agreement.

3.	Appointment of Auditors

PricewaterhouseCoopers LLP (“PwC”) have been the auditors of the Corporation since January 31, 2020. At the Meeting, Shareholders will be requested to reappoint PwC as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the directors to fix the auditors’ remuneration. In order for the resolution to be passed, approval by not less than a majority of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting is required.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the appointment of PwC as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditors.

4.	Approval of Change of Registered Office Municipality

Under the Business Corporations Act (Ontario) (the “OBCA”), the Corporation must have a registered office in Ontario. The OBCA allows the Corporation to change the municipality or geographic township in which its registered office is located to another place in Ontario by a special resolution of its Shareholders.

The Corporation wishes to change the location of its registered office to the location of its main processing, manufacturing and distribution facility in Ontario, which is 500 College Street East, Belleville, Ontario K8N 4Z6 (the “Registered Office Change”). This facility is where the Corporation’s processing and selling activities in the Province of Ontario are concentrated and is the most logical address for its registered office in Ontario. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution to change the municipality or geographic township of the registered office of the Corporation from Toronto, Ontario to Belleville, Ontario (the “Registered Office Change Resolution”). Notwithstanding that the Shareholders may approve the Registered Office Change Resolution, the Corporation may determine not to proceed with the Registered Office Change at the discretion of the Board. The full text of the Registered Office Change Resolution is as follows:

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

“BE IT RESOLVED, as a special resolution of the shareholders of HEXO Corp. (the “Corporation”), that:

1.	the Corporation is hereby authorized to change the municipality in which the registered office of the Corporation is located from Toronto, Ontario to Belleville, Ontario;

2.

any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing; and

3.

notwithstanding the approval of this special resolution by shareholders of the Corporation, the Board of Directors of the Corporation may revoke this resolution without further approval of the shareholders of the Corporation at any time prior to making the necessary filings under the Business Corporations Act (Ontario) to effect the foregoing.”

For the reasons outlined above, the Board believes that obtaining Shareholder approval at the Meeting to change the municipality in which the Corporation’s registered office is located is in the best interests of the Corporation and the Shareholders. Accordingly, the Board recommends that Shareholders vote their Common Shares “FOR” the Registered Office Change Resolution.

The Registered Office Change Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the Registered Office Change Resolution.

5.	Increase to the Maximum Number of Directors

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution authorizing and approving an amendment to the Articles of the Corporation in order to increase the maximum number of directors from ten (10) to twelve (12).

As noted above, management of the Corporation intends to nominate nine (9) persons for election as directors at the Meeting. It is the view of management that the maximum of ten (10) directors currently contained in the Articles of the Corporation is unduly restrictive given the size of the Corporation and the complexity of its operations. The Corporation wishes to be in a position to attract qualified and diverse persons to sit on the Board from time to time and, by increasing the maximum allowable number of directors, it will have greater flexibility to do so. The Board is empowered to determine the number of directors to be elected, which may vary from time to time, within the stated minimum and maximum. This proposed amendment to the Articles will become effective upon the filing of Articles of Amendment reflecting the amendment pursuant to the OBCA.

The text of the special resolution authorizing the amendment to the Corporation’s Articles is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of HEXO Corp. (the “Corporation”), that:

1.	the articles of the Corporation be amended to increase the maximum number of directors from ten (10) to twelve (12); and

2.

any officer or director of the Corporation be, and is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution and filing of articles of amendment under the Business Corporations Act (Ontario), such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such action.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

For the reasons outlined above, the Board believes that obtaining Shareholder approval at the Meeting to increase the maximum number of directors from ten (10) to twelve (12) is in the best interests of the Corporation and the Shareholders. Accordingly, the Board recommends that Shareholders vote their Common Shares “FOR” this resolution.

The resolution to increase the maximum number of directors from ten to twelve is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” this resolution.

6.	Approval of Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution (the “Share Consolidation Resolution”) authorizing and approving an amendment to the Articles of the Corporation in order to consolidate (or reverse split) the Corporation’s issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for a number of pre-Consolidation Common Shares to be determined within a range of between two (2) and fourteen (14) pre-Consolidation Common Shares (the “Consolidation Range”), and authorizing the Board to determine the final Consolidation ratio within the Consolidation Range in its sole discretion. The Consolidation is being proposed in order for the Common Shares to continue to be listed on the Nasdaq Capital Market (“Nasdaq”), which requires the Corporation to comply with Nasdaq’s continued listing standard which stipulates that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Standard”).

If the Share Consolidation Resolution is approved, the Consolidation may be implemented only upon a determination by the Board to ultimately proceed with the Consolidation after the Meeting. Even if the Share Consolidation Resolution is approved by the Shareholders, the Board may elect not to proceed with the Consolidation. In addition, the Consolidation remains subject to the approval of the Toronto Stock Exchange (the “TSX”) and the Nasdaq.

Background to and Reasons for the Consolidation

The Common Shares are listed for trading on the TSX and the Nasdaq. In order to maintain the listing of its Common Shares on the Nasdaq, the Corporation must comply with the Minimum Share Price Listing Standard. Starting on December 1, 2021, the Corporation has experienced trading days when its Common Shares have begun trading below this price.

On January 25, 2022, the Corporation was notified by the Nasdaq that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, and therefore the Corporation was not in compliance with the Minimum Share Price Listing Standard. The Nasdaq notice provided that the Corporation had 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Standard. The Corporation’s deadline for regaining compliance with the Minimum Share Price Listing Standard is July 25, 2022 (the “Cure Deadline”). In the event that the Corporation does not regain compliance, the Corporation may be eligible for additional time to regain compliance with the Minimum Share Price Listing Standard. To qualify, the Corporation will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Share Price Listing Standard, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Corporation meets these requirements, Nasdaq will inform the Corporation that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Corporation will not be able to cure the deficiency, or if the Corporation is otherwise not eligible, Nasdaq will provide notice to the Corporation that its Common Shares will be subject to delisting.

The Corporation has not yet restored compliance with the Minimum Share Price Listing Standard but, in advance of the Cure Deadline, the Board determined that it is in the best interests of the Corporation to obtain Shareholder approval at the Meeting to implement the Consolidation. The Corporation cannot offer and is not offering any assurances that the Consolidation, if implemented, will ultimately result in the Corporation regaining compliance with the Minimum Share Price Listing Standard.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Assuming the receipt of Shareholder approval for the Consolidation, the Corporation expects that it will file the Articles of Amendment to effect the Consolidation soon after the Meeting. Nasdaq will then confirm that the Corporation has regained compliance with the Minimum Share Price Listing Standard once the post-Consolidation trading of the Common Shares has resulted in the Common Shares having a 30 trading day average closing price of at least US$1.00 per share. The Common Shares will continue to be listed and traded on Nasdaq during this period, subject to continued compliance with Nasdaq’s other continued listing standards, under the symbol “HEXO”.

If the Common Shares were delisted from Nasdaq and the trading price were to remain below US$1.00 per share, trading in the Common Shares may become subject to certain rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving (i) a stock defined as a “penny stock”, and (ii) persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in the Common Shares, which might further affect liquidity of the Common Shares.

The Corporation believes that existing and prospective investors will perceive an investment in the Common Shares more favorably if the Common Shares continue to be listed on Nasdaq. In addition, delisting from Nasdaq and a sustained downturn in the market price of the Common Shares could adversely affect the Corporation’s ability to raise equity financing, as and when needed, and may significantly increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares.

The Corporation also believes that an increase in the trading price of the Common Shares that may result from the Consolidation could heighten the interest of the analyst and financial community in the Corporation and potentially broaden the pool of potential investors in the Common Shares, including certain institutional investors. Investors may also benefit from lower trading costs associated with a higher trading price for post-Consolidation Common Shares. Many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the trading price for post-Consolidation Common Shares is higher, Shareholders may pay lower commissions to trade a fixed dollar amount of post-Consolidation Common Shares than they would if they traded the same dollar amount of pre-Consolidation Common Shares.

Consolidation Ratio to be Used

The Board believes that Shareholder approval of the Consolidation within the Consolidation Range provides the Board with the maximum flexibility to achieve the desired effect of the Consolidation taking into account a number of factors, including compliance with the Minimum Share Price Listing Standard, market conditions, the pricing of any potential offering of additional securities in the U.S. and Canada, and the appeal to institutional investors of the market price of the Common Shares and number of Common Shares outstanding, while at the same time ensuring that the Corporation remains in compliance with applicable shareholder distribution requirements of the TSX and the Nasdaq. If the Share Consolidation Resolution is approved, the Consolidation will be implemented, if at all, only upon a determination by the Board to proceed with the Consolidation and with the specific ratio within the Consolidation Range determined by the Board.

Implementation of the Consolidation

Assuming that the Share Consolidation Resolution receives the necessary Shareholder approval, the Consolidation is approved by the TSX and the Nasdaq, and the Board determines to implement the Consolidation, the Corporation will send a letter of transmittal (the “Letter of Transmittal”) to Registered Shareholders which must be used by such Registered Shareholders to transmit their Common Share certificates to the Transfer Agent at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 in order to exchange Common Share certificates for Common Share certificates representing the number of Common Shares to which a Shareholder is entitled as a result of the Consolidation. No delivery of Common Share certificates to a Shareholder will be made until the Shareholder has surrendered their currently issued Common Share certificate(s) and a properly completed Letter of Transmittal to the Transfer Agent. The Letter of Transmittal will contain instructions to Shareholders on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the Transfer Agent. The Transfer Agent will forward to each Registered Shareholder who has sent the properly completed Letter of Transmittal and the Common Share certificate(s) a Common Share certificate representing the number of post-Consolidation Common Shares to

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

which the Shareholder is entitled. Until surrendered, each Common Share certificate shall be deemed for all purposes to represent the number of Common Shares to which the Shareholder is entitled as a result of the Consolidation. Following the Consolidation, the Common Shares will have a new CUSIP number and a new ISIN number.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file Articles of Amendment in order to give effect to the Consolidation. The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of HEXO Corp. (the “Corporation”), that:

1.

the Corporation be hereby authorized to amend its Articles so that the issued and outstanding common shares (the “Common Shares”) in the capital of the Corporation are consolidated (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for a number of pre-Consolidation Common Shares to be determined within a range of between two (2) and fourteen (14) pre-Consolidation Common Shares (the “Consolidation Range”) and the Board of Directors of the Corporation (the “Board”) be hereby authorized to determine the final Consolidation ratio within such Consolidation Range, such amendment to become effective at a date in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement the Consolidation, all as more fully described in the management information circular of the Corporation dated February 3, 2022 (the “Circular”), and subject to all necessary stock exchange approvals;

2.

notwithstanding the passing of this resolution by the shareholders of the Corporation (the “Shareholders”), the Board is hereby authorized and empowered without further notice to or approval of the Shareholders not to proceed with the Consolidation or to revoke this resolution at any time prior to the Consolidation becoming effective without further approval of the Shareholders;

3.

the amendment to the Articles of the Corporation giving effect to the Consolidation will provide that no fractional Common Shares will be issued in connection with the Consolidation and the number of post-Consolidation Common Shares to be received by a Shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such Shareholder would otherwise be entitled to receive upon the implementation of the Consolidation;

4.

any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered Articles of Amendment of the Corporation to the Director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution; and

5.

any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

For the reasons outlined above, the Board believes that obtaining Shareholder approval at the Meeting to authorize the Consolidation is in the best interests of the Corporation and the Shareholders. Accordingly, the Board recommends that Shareholders vote their Common Shares “FOR” the Share Consolidation Resolution.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the Share Consolidation Resolution.

Effects of the Consolidation

General

As of the date of this Circular, the Corporation had 405,179,307 Common Shares issued and outstanding. If the Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the Consolidation ratio as determined within the Consolidation Range by the Board, as follows:

•

If a Consolidation ratio at the bottom of the Consolidation Range is selected by the Board, being one (1) post-Consolidation Common Share for every two (2) pre-Consolidation Common Shares, the Corporation would have approximately 202,589,653 Common Shares outstanding following completion of the Consolidation. Assuming the exercise of all of the Corporation’s current issued and outstanding warrants, options, RSUs (as defined below), convertible debentures and the senior secured convertible note, the Corporation would have approximately 434,641,157 Common Shares outstanding following completion of the Consolidation.

•

If a Consolidation ratio at the top of the Consolidation Range is selected by the Board, being one (1) post-Consolidation Common Share for every fourteen (14) pre-Consolidation Common Shares, the Corporation would have approximately 28,941,379 Common Shares outstanding following completion of the Consolidation. Assuming the exercise of all of the Corporation’s current issued and outstanding warrants, options, RSUs, convertible debentures and the senior secured convertible note, the Corporation would have approximately 62,091,594 Common Shares outstanding following completion of the Consolidation.

Regardless of the Consolidation ratio selected, the exact number of post-Consolidation Common Shares will fluctuate due to the elimination of fractional Common Shares as the Consolidation is applied on an account-by-account basis. See “No Fractional Shares” below for further details.

At the close of business on February 4, 2022, the closing price of the Common Shares on the TSX was $0.79 per share and the closing price of the Common Shares on the Nasdaq was US$0.624 per share. The Corporation does not expect the Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Consolidation will result in fractional Common Shares. See “No Fractional Shares” below for further details.

The Common Shares are currently registered under Section 12(b) of the Exchange Act, and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of Exchange Act and the Common Shares will continue to be listed on the TSX under the symbol “HEXO”. If the Corporation continues to meet the listing requirements of the Nasdaq (including the Minimum Share Price Listing Standard) after the Consolidation, the Common Shares will continue to be listed on the Nasdaq under the symbol “HEXO”. In each case, the post-Consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Consolidation will not be affected by the Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Consolidation. The number of Registered Shareholders will not be affected by the Consolidation.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

The Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lots of Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Consolidation.

Effect on Non-Registered Shareholders

Non-Registered Shareholders (i.e. beneficial Shareholders) holding Common Shares through an Intermediary (i.e., a securities broker, dealer, bank or financial institution) should be aware that the Intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for Registered Shareholders. If Shareholders hold their Common Shares through an Intermediary and they have questions in this regard, they are encouraged to contact their Intermediary.

Effect on Options

As of the date of this Circular, there were 12,488,075 Options issued and outstanding under the Omnibus Plan (as defined below) and the Previous Option Plan (as defined below) to acquire a like number of Common Shares. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding Options in the event of any change in the Common Shares through a consolidation of the Common Shares. The Board has determined that upon the implementation of the Consolidation, each then outstanding Option will be adjusted as follows:

•

the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board; and

•

the price for which one (1) Common Share may be purchased pursuant to the exercise of an Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board.

Effect on RSUs

As of the date of this Circular, there were 2,056,468 RSUs issued and outstanding under the Omnibus Plan. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding RSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

The Board has determined that upon the implementation of the Consolidation, each then outstanding RSUs will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of a RSU will receive upon settlement of such RSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board.

Effect on Senior Secured Convertible Note

The senior secured convertible note (the “Convertible Note”) was issued by the Corporation on May 27, 2021 to an institutional purchaser and certain of its affiliates or related funds at a principal amount of $343,628,000. Pursuant to the terms of the Convertible Note and subject to the prior approval of the TSX, the Consolidation will result in an amendment to the conversion rate such that it will be equal to the current conversion rate multiplied by the quotient obtained by dividing (i) the number of Common Shares outstanding immediately prior to the effective date of the Consolidation by (ii) the number of Common Shares outstanding immediately after giving effect to the Consolidation.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Effect on other Convertible Securities

The terms of the Corporation’s other convertible securities, including the warrants, convertible debentures and replacement options, that are outstanding prior to the effective date of the Consolidation will be adjusted pursuant to their terms on the basis of the Consolidation ratio. Upon the Consolidation becoming effective, the exercise price and/or the number of Common Shares issuable upon the due exercise of such outstanding convertible securities of the Corporation shall be adjusted in accordance with the terms of such convertible securities set forth in the certificate and/or any indenture governing such convertible securities. Where required, the Corporation or its agent will send notices to holders of outstanding convertible securities in accordance with the terms and conditions thereof notifying the holders of the Consolidation.

Effect on Share Certificates

If the Consolidation is approved by Shareholders and subsequently implemented, those Registered Shareholders who will hold at least one (1) post-Consolidation Common Share will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post-Consolidation Common Shares they hold following the Consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Consolidation is implemented, the Corporation (or the Transfer Agent) will mail a Letter of Transmittal to each Registered Shareholder. Each Registered Shareholder must complete and sign a Letter of Transmittal after the Consolidation takes effect. The Letter of Transmittal will contain instructions on how to surrender to the Transfer Agent the certificate(s) representing the Registered Shareholder’s pre-Consolidation Common Shares. The Transfer Agent will send to each Registered Shareholder who follows the instructions provided in the Letter of Transmittal a new share certificate representing the number of post-Consolidation Common Shares to which the Registered Shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-Consolidation Common Shares the Registered Shareholder holds following the Consolidation. Non-Registered Shareholders (i.e. beneficial Shareholders) who hold their Common Shares through an Intermediary (e.g. securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Consolidation will be processed should contact their Intermediary with respect to the Consolidation. See “Effect on Non-Registered Shareholders” above.

Until surrendered to the Transfer Agent, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the Registered Shareholder is entitled as a result of the Consolidation. Until Registered Shareholders have returned their properly completed and duly executed Letter of Transmittal and surrendered their old share certificate(s) for exchange, Registered Shareholders will not be entitled to receive distributions, if any, that may be declared and payable to holders of record following the Consolidation.

Any Registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the Transfer Agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Transfer Agent is the responsibility of the Registered Shareholder and neither the Transfer Agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the Transfer Agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Consolidation. In lieu of any such fractional Common Shares, each Registered Shareholder of the Corporation otherwise entitled to a fractional Common Share following

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

the implementation of the Consolidation will receive the nearest whole number of post-Consolidation Common Shares. For example, any fractional interest representing less than 0.5 of a post-Consolidation Common Share will not entitle the holder thereof to receive a post-Consolidation Common Share and any fractional interest representing 0.5 or more of a post-Consolidation Common Share will entitle the holder thereof to receive one whole post-Consolidation Common Share. In calculating such fractional interests, all Common Shares registered in the name of each Registered Shareholder will be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Consolidation.

Accounting Consequences

If the Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Consolidation took effect would be recast to give retroactive effect to the Consolidation.

Risks Associated with the Consolidation

Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Consolidation to the extent sufficient to cure the Corporation’s non-compliance with the Minimum Share Price Listing Standard and avoid a delisting of the Common Shares from the Nasdaq, or that the market price of the Common Shares will not decrease in the future and again result in non-compliance with the Minimum Share Price Listing Standard. There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Corporation fails to meet other Nasdaq continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Consolidation multiplied by the Consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of the Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Consolidation will achieve this result.

If the Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of the Corporation and the adjusted market price of the Common Shares following the Consolidation may be lower than they were before the Consolidation took effect. The reduced number of Common

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Shares that would be outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.

Certain Canadian Federal Income Tax Consequences of the Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Common Shares whose Common Shares are consolidated pursuant to the Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its Common Shares as capital property and deals at arm’s length and is not affiliated with the Corporation (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (the “Tax Proposals”) before the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

The following portion of the summary does not apply to a Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined for purposes of the Tax Act; (iii) to which the “functional currency” reporting rules in section 261 of the Tax Act apply; (iv) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (v) that is a corporation that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purpose of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (vi) that has entered into or will enter into, in respect of the Common Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” for the purposes of the Tax Act; or (vii) that is a partnership. In addition, this summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan, such as the Omnibus Plan. Such Holders should consult their own tax advisors.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). In general, a Canadian Holder will not realize a capital gain or a capital loss as a result of the Consolidation, and in general the aggregate adjusted cost base to a Canadian Holder of all its Common Shares will be the same after the Consolidation as it was before the Consolidation.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere.

In general, a Non-Resident Holder will not realize a capital gain or a capital loss as a result of the Consolidation. In general, the aggregate adjusted cost base to a Non-Resident Holder of all its Common Shares will be the same after the Consolidation as it was before the Consolidation.

Certain U.S. Federal Income Tax Consequences of the Consolidation

The following discussion is a general summary of certain U.S. federal income tax consequences of the Consolidation that may be relevant to holders of Common Shares that hold such Common Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Corporation will not request any rulings from the Internal Revenue Service (the “IRS”) on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) holders subject to the alternative minimum tax; (xii) U.S. expatriates; and (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (ii) a corporation or an entity classified as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

U.S. Holders

The Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize a gain or loss upon the Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Consolidation generally should not be subject to U.S. tax on such exchange.

7.	Omnibus Long-Term Incentive Plan

At the Meeting, Shareholders will be asked to consider, and, if thought advisable, approve the unallocated Awards (as defined below) under the omnibus long-term incentive plan of the Corporation (the “Omnibus Plan”) and ratify previous grants of awards thereunder.

Amendments to Omnibus Plan

The Omnibus Plan was first approved by the Board on June 27, 2018, subject to Shareholder approval, and was approved by the Shareholders at the Corporation’s special meeting of Shareholders held on August 28, 2018. The Omnibus Plan was amended and restated on March 12, 2021 in order to: (i) make certain changes for Awards to be issued to U.S. residents and address certain U.S. tax issues; (ii) clarify certain issues around employment law matters, including treatment of a Participant’s (as defined below) notice period in the event of termination without cause and clarify that there shall be no vesting during the notice period when a participant is terminated; and (iii) make certain other clarification and housekeeping amendments. This amendment and restatement of the Omnibus Plan was approved by the Board and did not require Shareholder approval under the amending provisions of the Omnibus Plan given the nature of the amendments.

The Omnibus Plan furnishes incentives to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation (“Eligible Participants”, and when such Eligible Participants are granted Awards, the “Participants”) to continue their services for the Corporation and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to the Corporation’s success. The Omnibus Plan currently contemplates the granting of Options, restricted shares, RSUs, DSUs, share appreciation rights and retention awards (as such terms are defined below) to Eligible Participants. A further discussion of the Awards under the Omnibus Plan can be found in the “Security-Based Compensation Plans” section of this Circular.

Approval of Unallocated Awards under the Omnibus Plan

The Omnibus Plan is a rolling percentage or “evergreen” security-based compensation plan. The rules of the TSX require that the unallocated awards under all security-based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, such as the Omnibus Plan, be re-approved by an issuer’s shareholders every three years after the initial shareholder approval of the compensation arrangement.

As of the date of this Circular, the Corporation had 14,544,543 Awards outstanding under the Omnibus Plan and the Previous Option Plan (11,728,354 Options and 2,056,468 RSUs under the Omnibus Plan (as each term is defined below) and 759,721 Options under the Previous Option Plan). These outstanding Awards are in the form of Options, which may be exercised on a cashless basis and RSUs, which entitle the holders of such Awards to acquire up to 14,544,543 Common Shares (representing approximately 3.59% of the issued and outstanding Common Shares). If approved, the Omnibus Plan will have 25,973,387 Common Shares available for future grants (representing

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

approximately 6.41% of the issued and outstanding Common Shares), based on the number of currently issued and outstanding Common Shares.

The Omnibus Plan is an important tool for the Corporation to attract and retain employees. Without the Omnibus Plan and the ability to grant Awards under it, the Corporation would lose an important part of its compensation plans available for attracting and retaining employees. Accordingly, the Corporation is seeking Shareholder approval for the unallocated Awards under the Omnibus Plan in accordance with the rules of the TSX.

If approval is obtained at the Meeting, the Corporation will not be required to seek further approval of the grant of unallocated Awards under the Omnibus Plan until March 8, 2025. If approval is not obtained at the Meeting, Awards which have not been allocated or which are outstanding as of August 28, 2021 and are subsequently cancelled, terminated or exercised will not be available for a new grant of Awards. Awards allocated prior to such date will continue to be unaffected by the approval or disapproval of the resolution related to the Omnibus Plan.

Ratification of Prior Grants under the Omnibus Plan

At the Meeting, the Corporation is seeking Shareholder ratification of certain prior grants of Awards made on November 1, 2021 under the Omnibus Plan (the “Prior Grants”), as set out in the table below.

Participant	Award	Number of Awards Granted	Exercise Price	Expiry Date	Vesting Conditions
Officers
Sébastien St-Louis (1)	Options	402,252	$1.86	November 1, 2031	One third of the grant is to vest every year beginning on the grant date
	RSUs	574,712	$1.86	N/A	Vesting on the first year anniversary from the grant date
Scott Cooper	Options	1,206,757	$1.86	November 1, 2031	One third of the grant is to vest every year beginning on the grant date
	RSUs	862,068	$1.86	N/A	Vesting on the first year anniversary from the grant date
Roch Vaillancourt	RSUs	28,735	$1.86	November 1, 2031	Vesting on the first year anniversary from the grant date
Directors
Peter Montour	Options	75,000	$1.86	November 1, 2031	One third of the grant is to vest every year beginning on the grant date
Emilio Imbriglio	RSUs	7,183	$1.86	N/A	Vesting on the first year anniversary from the grant date
Michael Munzar	RSUs	8,620	$1.86	N/A	Vesting on the first year anniversary from the grant date
Vincent Chiara	RSUs	7,183	$1.86	N/A	Vesting on the first year anniversary from the grant date
Other Participants
Non-executive employees	Options	1,462,259	$1.86	November 1, 2031	One third of the grant is to vest every year beginning on the grant date
	RSUs	28,735	$1.86	N/A	Vesting on the first year anniversary from the grant date

Note:

(1)	Mr. St-Louis was an officer and director of the Corporation at the time of grant.

Shareholders originally approved the Omnibus Plan and the unallocated Awards thereunder on August 28, 2018 for a three year period expiring on August 28, 2021. As the previous Shareholder approval of unallocated Awards under the Omnibus Plan lapsed on August 28, 2021, the Awards granted after such date are required to be ratified by Shareholders as they were granted during a period where there was no valid Shareholder approval authorizing the grant of unallocated Awards under the Omnibus Plan. As the authority for the Corporation to grant Awards under the

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Omnibus Plan had lapsed, the ESG Committee and the Board deemed it advisable to grant the Prior Grants and seek Shareholder ratification for such grants at the next meeting of Shareholders.

The Prior Grants cannot be exercised until such time as they have been ratified by Shareholders. The Prior Grants are subject to the terms of the Omnibus Plan. If Shareholders do not ratify the Prior Grants at the Meeting, they will be cancelled forthwith.

Omnibus Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, a resolution approving the unallocated Awards under the Omnibus Plan and ratifying awards previously granted thereunder (the “Omnibus Plan Resolution”). The full text of the Omnibus Plan Resolution is as follows:

“WHEREAS

1.

the Board of Directors of HEXO Corp. (the “Corporation”) adopted an omnibus long-term incentive plan (the “Omnibus Plan”) which does not have a fixed maximum number of common shares issuable on June 27, 2018;

2.	the shareholders of the Corporation approved the Omnibus Plan, by a majority of votes cast, on August 28, 2018;

3.

the Omnibus Plan was subsequently amended and restated by the Corporation on March 12, 2021 as approved by the Board of Directors on such date, and which did not require shareholder approval under the amending provisions of the Omnibus Plan given the nature of the amendments;

4.

the rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years; and

5.	the Board of Directors of the Corporation has granted 3,146,268 Options and 1,517,236 RSUs subject to shareholder ratification (the “Prior Grants”), as described in greater detail in this circular,

BE	IT RESOLVED as a resolution of the shareholders of the Corporation that:

1.	all unallocated awards under the Omnibus Plan be and are hereby approved;

2.

the Corporation has the ability to continue granting awards under the Omnibus Plan until March 8, 2025, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval for the unallocated awards under the Omnibus Plan is being sought;

3.	the Prior Grants, as described in this circular, be and are hereby ratified and approved; and

4.

any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

For the reasons outlined above, the Board believes that obtaining Shareholder approval at the Meeting for the Omnibus Plan Resolution is in the best interests of the Corporation and the Shareholders. Accordingly, the Board recommends that Shareholders vote their Common Shares “FOR” the Omnibus Plan Resolution.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

To be effective, the Omnibus Plan Resolution must be approved by a majority of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the Omnibus Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to describe and explain all significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s Named Executive Officers (as defined below) for the Corporation’s fiscal year ended July 31, 2021, including: the Corporation’s philosophy, objectives and processes regarding their compensation; the elements of their compensation; and how the Corporation determines their compensation.

The Corporation’s Named Executive Officers consist of the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and Chief Financial Officer at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 (the “Named Executive Officers”). For the fiscal year ended July 31, 2021, the Corporation’s Named Executive Officers are comprised of: (i) Sébastien St-Louis, the Corporation’s former President and Chief Executive Officer; (ii) two Chief Financial Officers: Trent MacDonald, the Corporation’s current Chief Financial Officer, and Stephen Burwash, the Corporation’s former Chief Financial Officer (see “Summary Compensation Table” for details on the periods during which these individuals served as Chief Financial Officer during the year); (iii) Roch Vaillancourt, the Corporation’s General Counsel, (iv) Donald Courtney, the Corporation’s Chief Operating Officer; and (v) Dominique Jones, the Corporation’s former Chief People Officer. No management functions of the Corporation are performed by a person or Corporation other than the directors and executive officers of the Corporation.

Subsequent to the end of the Corporation’s fiscal year ended July 31, 2021, on October 17, 2021, in the context of a strategic reorganization, the Corporation announced the departure of Sébastien St-Louis, President and Chief Executive Officer, and the resignation of Donald Courtney, Chief Operating Officer. On October 20, 2021, the Corporation announced Scott Cooper as the Corporation’s new President and Chief Executive Officer, effective immediately. Mr. Cooper joined the Corporation from Truss Beverage Co., where he served as President and CEO. For an interim period not to exceed six months, Mr. Cooper will continue simultaneously in his current role as President and CEO of Truss to ensure a smooth transition for the business. Although the news release disseminated on October 20, 2021 indicated that Mr. Cooper’s appointment was effective immediately, the Corporation corrected and clarified that statement on October 27, 2021, with Mr. Cooper’s position as President and Chief Executive Officer becoming effective on November 1, 2021. Pending the effective start date of Mr. Cooper’s position as President and Chief Executive Officer, the former Chair of the Board, Dr. Michael Munzar, was appointed to serve as Interim Chief Executive Officer.

On December 14, 2021, the Corporation announced the departure of Trent MacDonald from his role as Chief Financial Officer, effective March 11, 2022. On December 14, 2021, the Corporation also announced the resignation of Dr. Michael Munzar, as Chair of the Board, effective immediately, and the appointment of John K. Bell, as Chair of the Board, effective immediately.

On January 5, 2022, the Corporation announced the appointment of William Montour as a director following the resignation of Jason Ewart. On January 5, 2022, the Corporation also announced the appointment of Curtis Solvig as acting-Chief Financial Officer.

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is designed to provide short and long-term rewards to the Corporation’s executives that are consistent with individual and corporate performance and their contribution to the Corporation’s short and long-term objectives. The objectives of the Corporation with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to the interests of the Corporation. These objectives are to be met by the

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

principal components of the Corporation’s executive compensation program, which has been focused on a combination of base compensation, bonus remuneration and long-term incentives in the form of stock options or other security-based compensation.

The executive compensation program adopted by the Corporation and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the growth and success of the Corporation. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Compensation Governance

For fiscal year 2021, the ESG Committee made all recommendations to the Board with respect to executive compensation. For additional information on the ESG Committee, see “Corporate Governance and Audit Committee Disclosure – Board Committees – Environmental, Social and Corporate Governance Committee”. Effective October 26, 2021, the committee of the Board formerly named the Human Resource and Corporate Governance Committee was renamed the Environmental, Social and Corporate Governance Committee.

To assist in reviewing and determining executive compensation, in December 2018 and in May 2019 the Board retained Hugessen Consulting Inc. (“Hugessen”), an independent compensation consulting group, to recommend market competitive compensation for the Chief Executive Officer, Chief Financial Officer, and other executive officers of the Corporation. There was no consultation with Hugessen during the 2021 fiscal year. Hugessen’s review focused on comparing the Corporation’s compensation practices with those of a comparator group for the Corporation consisting of 12 companies in the controlled substance sector, pharmaceuticals, high growth, or in similar geographic areas, and providing recommendations resulting from this review in relation to certain executive compensation matters.

Compensation Components

The executive compensation program during the fiscal year ended July 31, 2021 consisted of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation in the form of stock options or other security-based compensation.

Base Salaries

Base salary is reflective of responsibilities and annual increases should, at a minimum, reflect inflationary pressures and changes in duties. At the date of hire, base salary is determined using a number of factors including industry comparators and relevant experience and is set out in the employment agreement. Annual increases are determined based upon reference to data on compensation levels of executives in comparable companies as well as the annual performance evaluation and underlying economic circumstances.

Annual Incentive Compensation and Benefits

Cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation. Benefits commensurate with those available to all employees of the Corporation are available to executive officers.

The annual incentive plan is a cash performance plan under which a payment is made to executives, quarterly, annually or upon the achievement of specific objectives, based on the achievement of established corporate and individual goals and objectives.

Mr. St-Louis’ employment agreement amended and signed on May 6, 2019 provides for an annual cash bonus equal to the difference between (i) 5% of the Corporation’s earnings before tax in excess of $30 million but subject to a maximum of $250 million for each fiscal year and (ii) a specified annual incentive amount as described under “Long-Term Compensation” below. The bonus is payable as a lump sum within 30 days of receipt of the audited financial statements for the applicable year. There has been no payout to date under this bonus provision.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Long-Term Compensation

The long-term component of compensation for executive officers, including the Named Executive Officers, is based on stock options or other security-based compensation. This component of compensation is intended to reinforce management’s commitment to long-term improvements in the Corporation’s performance.

The Board believes that incentive compensation in the form of stock option grants and other security-based compensation awards which vest over time, is and has been, beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the Board believes stock option grants and other security-based compensation awards are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, generally 10 years, and motivate executives to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals. The ESG Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors in light of market conditions and practice and in light of risks and responsibilities. The ESG Committee also recognizes that the industry, regulatory and competitive environment in which the Corporation operates requires a balanced level of risk-taking to promote and achieve the performance expectations of executives and directors.

The Board adopted the Omnibus Plan on June 27, 2018 as a means to grant or award not only stock options (“Options”), but also restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred share units (“DSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”, and together with the Options, the Restricted Shares, the RSUs, the DSUs and the SARs, “Awards”) to directors, officers, senior executives and other employees of the Corporation or a subsidiary, consultants and service providers providing ongoing services to the Corporation and its affiliates in order to attract, retain and motivate such persons as individuals whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to the Corporation’s success, to incentivize them to continue their services for the Corporation, and to align their interests with those of the Corporation. The Omnibus Plan was amended and restated by the Board on March 17, 2021, to allow the Corporation to issue incentive securities to Eligible Participants that are residents of the United States, and to clarify vesting conditions during the notice period when employees are terminated. For additional details on the Omnibus Plan, see “Security-Based Compensation Plans”.

Mr. St-Louis’ employment agreement amended and signed on May 6, 2019 provides for an annual incentive amount, of $1,500,000 payable within 30 days of receipt of the audited financial statements for the applicable year. The annual incentive amount is divided into $500,000 in Options, having a 10-year term and vesting 1/3 on each anniversary date in the first three years after the grant date, and $1,000,000 in RSUs, 1/3 vesting on each anniversary date in the first three years after the grant date. For 2020, the Board agreed to advance the grant to the Chief Executive Officer; Mr. St-Louis received the grant on June 26, 2020.

Benchmarking

As previously noted, the Corporation’s approach with respect to compensation for executive officers has been assessed against a comparator group suggested by Hugessen consisting of 12 North American companies in the controlled substance, pharmaceuticals and high growth sectors, or in a similar geographic area (the “Comparator Group”). The Comparator Group consisted of the following:

Corporation	Selection Criteria	Market Capitalization(1)
Tilray, Inc. (formerly Aphria Inc.)	Controlled substance/high growth cannabis sector	$3,119 billion
The Descartes Systems Group Inc.	High growth technology	$3,748 billion
Aerie Pharmaceuticals Inc.	High growth pharmaceuticals	$2,915 billion
USANA Health Sciences Inc.	FMCG- personal products	$2,615 billion
Varonis Systems Inc.	High growth technology	$2,389 billion
The Simply Good Foods Corporation	FMCG packaged goods	$2,254 billion
Pacira BioSciences Inc.	High growth pharmaceuticals	$2,097 billion
Kinaxis Inc.	High growth technology, similar geographic area	$2,034 billion

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Domo Inc.	High growth technology	$1,420 billion
CannTrust Holdings Inc.	High-growth cannabis	$1.094 billion
Shareworks by Morgan Stanley	High-growth technology	$1,083 billion
Demira Inc.	High growth pharmaceuticals	$971 million

Note:

(1)	Approximate market capitalization as of the time of Hugessen’s report in May 2019.

The Comparator Group was reviewed for purposes of executive officer compensation for the 2019 fiscal year but was not reviewed for the 2021 fiscal year.

Risk Analysis

As part of its review of the Corporation’s compensation policies and practices, the ESG Committee considers the implications of risks associated with the Corporation’s compensation policies and practices. The ESG Committee keeps itself apprised of the current compensation policies of companies in the same space and also draws upon the committee members’ backgrounds with other issuers to help identify and mitigate compensation policies and practices that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. As of the date hereof, the ESG Committee is not aware of any material risks arising from the Corporation’s current compensation policies or practices that would be reasonably likely to have a material adverse effect on the Corporation.

Restrictions on Hedging

The Corporation has not adopted a policy restricting its Named Executive Officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Performance Graph

The following graph compares the total cumulative shareholder return for $100.00 invested in the Corporation’s Common Shares during the period from March 21, 2017, the date when the Corporation’s Common Shares started trading on the TSX Venture Exchange following the completion of the going public business combination transaction by The Hydropothecary Corporation, the predecessor business to the Corporation, with BFK Capital Corp. to create the business of the Corporation, to July 31, 2021, the end of the Corporation’s most recently completed financial year, with the cumulative total return of the S&P/TSX Composite Index for the same period. During this time period, trading in the Common Shares migrated from the TSX Venture Exchange to the TSX effective June 22, 2018.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

The trend shown by the above graph is a significant positive total cumulative return for a Shareholder since the Corporation’s going public business combination transaction was completed in March 2017. During the same period, total compensation received by the Named Executive Officers increased in line with this trend as the transaction was completed and the Corporation raised substantial capital and significantly expanded its business. Based on the growth and results of the Corporation over this period and the return to Shareholders, no material misalignment exists between the compensation of the Named Executive Officers and the return to Shareholders.

Summary Compensation Table

The following table sets out the compensation for the Corporation’s Named Executive Officers for the three most recently completed fiscal years of the Corporation ended July 31, 2021:

Name and Principal Position	Fiscal Year	Salary ($)		Share- Based Awards ($)	Option- Based Awards ($)(7)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(8)		Total Compensation ($)
							Annual Incentive Plans	Long- Term Incentive Plans
Sebastien St-Louis(1) Former Chief Executive Officer	2021 2020 2019	$ $ $	572,400 457,589 486,212	Nil Nil Nil	$ $ $	3,370,192 10,706,177 8,363,731	$186,986 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$ $ $	4,129,578 11,163,766 8,849,943
Trent MacDonald (2) Chief Financial Officer	2021 2020 2019		$298,384 Nil Nil	Nil Nil Nil		$279,464 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$180,000 Nil Nil			$757,848 Nil Nil
Stephen Burwash(3) Former Chief Financial Officer	2021 2020 2019	$ $ $	108,325 327,983 152,308	Nil Nil Nil	$ $ $	75,808 1,137,050 459,412	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$525,000 Nil Nil	(10)	$ $ $	709,133 1,465,033 611,720
Roch Vaillancourt(4) General Counsel	2021 2020 2019	$ $ $	346,153 354,040 396,176	Nil Nil Nil	$ $ $	320,094 335,952 806,407	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$138,000 Nil Nil		$ $ $	804,247 689,992 1,202,583
Donald Courtney(5) Former Chief Operating Officer	2021 2020 2019	$ $	350,000 352,843 Nil	Nil Nil Nil	$ $	399,046 1,014,848 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$175,000 Nil Nil		$ $	924,046 1,367,691 Nil
Dominique Jones(6) Former Chief People Officer	2021 2020 2019	$ $ $	114,115 351,327 309,644	Nil Nil Nil	$ $ $	647,961 574,049 919,829	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$483,000 Nil Nil	(9)	$ $ $	1,245,076 925,376 1,229,473

Notes:

(1)	For three pay periods in Q2 2020, Mr. St-Louis voluntarily reduced his salary to Quebec minimum wage. Mr. St-Louis was terminated on October 16, 2021.
(2)

Mr. MacDonald was moved into his permanent role as Chief Financial Officer, after having been appointed in the acting role of Chief Financial Officer pending the successful completion of Health Canada’s security clearance process for key personnel.

(3)

Mr. Burwash was terminated on September 14, 2021 and effectively stepped down from his position on October 9, 2020 after having remained on during a transition period which ended upon the appointment of Trent MacDonald in the acting role of Chief Financial Officer.

(4)	Mr. Vaillancourt was appointed General Counsel of the Corporation on March 12, 2018.
(5)	Mr. Courtney was appointed Chief Operating Officer of the Corporation on May 22, 2019. Mr. Courtney resigned from his position effective October 18, 2021.
(6)	Dominique Jones, former Chief People Officer, was terminated on November 17, 2021.
(7)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the Corporation’s audited financial statements for the year ended July 31, 2021, 2020 and 2019.

(8)	Inclusive of benefits and bonus amounts.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

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(9)	Representative of severance amounts.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all outstanding option-based awards (inclusive of Options and RSUs) granted by the Corporation to the Corporation’s Named Executive Officers as at July 31, 2021. The Corporation had no share-based awards outstanding as at July 31, 2021. There were no option-based awards granted by the Corporation to Stephen Burwash (former Chief Executive Officer; terminated on September 14, 2020 and effectively stepped down on October 9, 2020) and Dominique Jones (former Chief People Officer; terminated on November 17, 2021).

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Expiration Date	Value of Unexercised In-The- Money Options(1) ($)
Sebastien St-Louis Former Chief Executive Officer	23,438	Options	$3.00	Nov 24, 2026	$	Nil
	83,333	Options	$10.76	Dec 4, 2027	$	Nil
	400,000	Options	$19.56	Jul 11, 2028	$	Nil
	833,333	Options	$29.84	Feb 21, 2029	$	Nil
	127,182	Options	$13.20	Oct 29, 2029	$	Nil
	214,015	RSUs	N/A	Oct 29, 2029		$64,918
	171,256	Options	$4.08	Jun 26, 2030	$	Nil
	252,525	RSUs	N/A	Jun 26, 2030		$76,599
Trent MacDonald Chief Financial Officer	199,652	Options	$3.88	Oct 30, 2030	$	Nil
	53,773	Options	$5.44	Dec 22, 2030	$	Nil
	193,388	Options	$5.24	Jul 29, 2031	$	Nil
Roch Vaillancourt General Counsel	81,250	Options	$15.56	Mar 12, 2028	$	Nil
	43,750	Options	$19.56	Jul 11, 2028	$	Nil
	14,260	Options	$13.20	Oct 29, 2029	$	Nil
	25,485	RSUs	N/A	Oct 29, 2029	$	Nil
	50,000	Options	$4.08	Jun 26, 2030	$	Nil
	114,160	Options	$5.44	Dec 12, 2030	$	Nil
	193,388	Options	$5.24	Jul 29, 2031	$	Nil
Donald Courtney Former Chief Operating Officer	81,250	Options	$26.16	Jul 18, 2029	$	Nil
	19,475	Options	$13.20	Oct 29, 2029	$	Nil
	34,801	RSUs	N/A	Oct 29, 2029	$	Nil
	125,000	Options	$2.76	Apr 28, 2030	$	Nil
	139,370	Options	$5.44	Dec 12, 2030	$	Nil
	193,388	Options	$5.24	Jul 29, 2031	$	Nil
Dominique Jones Former Chief People Officer	81,250	Options	$31.72	Sep 17, 2028	$	Nil
	14,260	Options	$13.20	Jul 11, 2028	$	Nil
	92,500	Options	$4.08	Oct 29, 2029	$	Nil

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Note:

(1)

“Value of unexercised in-the-money options” is calculated on a pre-tax basis by determining the excess of the closing market value of the Corporation’s Common Shares on the date of this report on the TSX, being $0.91 over the exercise price of the Options. RSUs possess the option at the holder’s discretion to be settled in cash or equity, thus the Corporation has deemed all vested RSUs to be “in-the-money” and valued at the market rate of $0.91 on July 31, 2021, as there is a potential liability to the Corporation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Named Executive Officers which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Sebastien St-Louis Former President and Chief Executive Officer	$3,370,192	Nil	$186,986
Trent MacDonald Chief Financial Officer	$279,464	Nil	$180,000
Stephen Burwash Former Chief Financial Officer	$1,137,050	Nil	Nil
Roch Vaillancourt General Counsel	$335,952	Nil	$138,000
Donald Courtney Chief Former Chief Operating Officer	$1,014,848	Nil	$175,000
Dominique Jones Former Chief People Officer	$647,961	Nil	Nil

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2021.

Pension Plan Benefits

The Corporation has an RSP and a DPSP, both of which are available to the Named Executive Officers on a voluntary basis. The Corporation does not otherwise have any pension plans that provide for payments or benefits at, following, or in connection with retirement to the Named Executive Officers.

Termination and Change of Control Benefits

Other than as disclosed below, none of the Named Executive Officers were entitled to any payments following or in connection with any termination, resignation, retirement, change in control or change in the responsibilities of the Named Executive Officers.

Termination Payments

The Corporation entered into an employment agreement with Sébastien St-Louis on May 16, 2014, which was subsequently amended on November 9, 2016, December 11, 2017, March 5, 2018 and May 6, 2019 (the “St-Louis Agreement”). The St-Louis Agreement had an indefinite term. The St-Louis Agreement was terminated on October 16, 2021. The St-Louis Agreement provides for an eighteen (18) month non-competition clause. In the event that the Corporation terminates Mr. St-Louis without cause, he is entitled to a lump sum severance payment equal to

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

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two times his then annual salary plus two times any annual incentive amount earned during the previous fiscal year, plus two times any executive cash bonus earned during the previous fiscal year, minus any statutory deductions and any amounts owing by Mr. St-Louis to the Corporation. Termination provisions also include medical, dental and life insurance coverage for two years following the date of termination or until he obtains alternative employment. In addition, upon termination without cause, Mr. St-Louis is entitled to an additional amount equal to the bonus of 5% of the Corporation’s earnings before tax greater than $30,000,000 which would be payable to him following release of the Corporation’s audited financial statements for the fiscal year that will end July 31, 2022. Any additional cash bonus related to the fiscal year that will end on July 31, 2022 will be capped at $3,000,000.

The Corporation entered into an employment agreement with Trent MacDonald on September 14, 2020 (the “MacDonald Agreement”). The MacDonald Agreement is for an “at will” employment relationship and was for an indefinite term. In the event of a termination without cause, Mr. MacDonald is entitled to receive twelve (12) months’ current base salary plus an amount equal to his target bonus for the fiscal year within which the termination occurred.

The Corporation entered into an employment agreement with Stephen Burwash on March 4, 2019, in his capacity at the time as Vice President, Strategic Finance. Following the departure of Ed Chaplin as Chief Financial Officer of the Corporation, Mr. Burwash was promoted on an interim basis to Chief Financial Officer effective May 1, 2019 until Mr. Monahan’s appointment as Chief Financial Officer on May 22, 2019. Following the departure of Mr. Monahan, Mr. Burwash was promoted to Chief Financial Officer and his contract was amended to provide for twelve (12) months’ base salary and twelve (12) months’ bonus pay in the event of termination without cause. Mr. Burwash was required to provide eight (8) weeks’ notice of resignation under his original employment contract. Subsequent to year end, Mr. Burwash resigned as Chief Financial Officer on October 9, 2020.

The Corporation entered into an employment agreement with Roch Vaillancourt on January 22, 2018, which was subsequently amended on June 27, 2018 and July 14, 2020 (the “Vaillancourt Agreement”). The Vaillancourt Agreement has an indefinite term. The Vaillancourt Agreement provides for twelve (12) months’ severance in the event of termination without cause, payment of twelve (12) months’ short-term incentive, and requires Mr. Vaillancourt to provide eight (8) weeks’ notice of resignation. The Vaillancourt Agreement provides for a twelve (12) month non-competition clause.

The Corporation entered into an employment agreement with Donald Courtney on May 10, 2019 (the “Courtney Agreement”). The Courtney Agreement has an indefinite term. The Courtney Agreement provides for twelve (12) months’ severance in the event of termination without cause and 12 months’ annual incentive payments calculated as the short-term incentive bonus earned in the previous 12 months divided by 12. The Courtney Agreement requires Mr. Courtney to provide eight (8) weeks’ notice of resignation. The Courtney Agreement provides for a six (6) month non-competition clause.

The Corporation entered into an employment agreement with Dominique Jones on September 17, 2018, which was subsequently amended on July 14, 2020 (the “Jones Agreement”). The Jones Agreement was terminated on November 17, 2021. The Jones Agreement provides for twelve (12) months’ severance in the event of termination without cause, payment of twelve (12) months’ short-term incentive and requires Mrs. Jones to provide eight (8) weeks’ notice of resignation. The Jones Agreement provides for a six (6) month non-competition clause.

The following table sets out estimated payments that would have been required to be paid to the Named Executive Officers in the event of the termination of their employment by the Corporation without cause as at July 31, 2021:

Named Executive Officer	Severance Payments	Total Estimated Payment(1)
Sébastien St-Louis (2)	24 months	$1,000,000
Trent MacDonald	12 months	$540,000
Stephen Burwash (3)	12 months	$525,000
Roch Vaillancourt	12 months	$483,000
Donald Courtney (4)	12 months	$525,000
Dominique Jones (5)	12 months	$483,000

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Notes:

(1)

Severance payments based on salary and bonus. Amounts do not include benefits or value of unvested in-the-money Options which may become vested as a result of termination without cause. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” for details on the total value of the in-the-money Options held by the Named Executive Officers as at July 31, 2021.

(2)	Sébastien St-Louis, former President and Chief Executive Officer, was terminated on October 16, 2021.

(3)

Stephen Burwash, former Chief Financial Officer, was terminated on September 14, 2021 and effectively stepped down from his position on October 9, 2020 after having remained on during a transition period which ended upon the appointment of Trent MacDonald in the role of acting Chief Financial Officer.

(4)	Donald Courtney resigned effective October 18, 2021.

(5)	Dominique Jones, former Chief People Officer, was terminated on November 17, 2021.

Change of Control Payments

On December 11, 2017, on March 5, 2018, and further on May 6, 2019, based on a recommendation from the ESG Committee and approved by the Board, an amendment to the St-Louis Agreement was issued. This amendment provides for certain payments which would be payable to Mr. St-Louis in the event of a change of control in the Corporation. Under these amendments, the Corporation will be required to make payments to Mr. St-Louis in the event that there is a change of control and either: (a) his employment is terminated by the Corporation on or within twenty-four (24) months of the change of control; or (b) there is a material change in his duties and responsibilities on or within twenty-four (24) months of the change of control such that he is required to assume duties that are not consistent with, or to relinquish responsibilities that are consistent with, those customarily and usually performed by an individual in his position and the duties and responsibilities previously performed by him, and he resigns from his employment as a result. The payment payable to Mr. St-Louis in the event of a change of control will be, in addition to unpaid salary, bonus and vacation pay, a lump sum equal to 2 times his then annual salary, 2 times any annual incentive amount plus 2 times any cash bonus earned in the prior fiscal year. In addition, upon a change of control, the vesting of all unvested Options, RSUs and other security-based compensation Awards under the Omnibus Plan shall immediately vest and be exercisable for a period of 12 months from the date he ceases to be an employee of the Corporation.

As senior executives of the Corporation, Mr. Vaillancourt, Mr. Courtney and Mrs. Jones have contract provisions for certain payments which would be payable to them in the event of a change of control in the Corporation. Under these amendments, the Corporation will be required to make payments to the executives in the event that there is a change of control and either: (a) the executive’s employment is terminated by the Corporation on or within twenty-four (24) months of the change of control; or (b) there is a material change in the executive’s duties and responsibilities on or within twenty-four (24) months of the change of control such that the executive is required to assume duties that are not consistent with, or to relinquish responsibilities that are consistent with, those customarily and usually performed by an individual in the executive’s position and the duties and responsibilities previously performed by the executive, and the executive resigns from his employment as a result. The payments payable to each of the executives in the event of a change of control will be a lump sum equal to the total of twenty-four (24) months’ salary plus the bonus earned by the executive over the twenty-four (24) month period preceding the executive’s termination or resignation. In addition, upon a change of control, the vesting of all unvested Options held by each of the executives will accelerate and such Options will become vested and exercisable immediately upon the executive’s termination or resignation for a period of ninety (90) days.

“Change of control” is defined under these agreements to mean the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Corporation (other than through the issuance of equity securities by the Corporation as part of a financing transaction), in a transaction or series of related transactions after giving effect to which more than fifty percent (50%) of the voting power or equity value of the Corporation is held by holders of shares of the Corporation who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation); (iii) a merger or consolidation involving the Corporation; or (iv) any similar transaction or series of transactions.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further

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The following table sets out estimated payments that would have been required to be paid to the Named Executive Officers in the event of the termination of their employment by the Corporation following a change of control as at July 31, 2021:

Named Executive Officer	Severance Payments	Total Estimated Payment (1)
Sébastien St-Louis (2)	24 months	$2,500,000
Trent MacDonald	24 months	$1,080,000
Stephen Burwash (3)	24 months	$1,050,000
Donald Courtney (4)	24 months	$1,050,000
Roch Vaillancourt	24 months	$966,000
Dominique Jones (5)	24 months	$966,000

Notes:

(1)

Change of control payments based on salary, bonus and any prescribed additional payment under the employment agreements of the Named Executive Officers. Amounts do not include benefits or value of unvested in-the-money Options which may become vested as a result of change of control. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” for details on the total value of the in-the-money Options held by the Named Executive Officers as at July 31, 2021.

(2)	Sébastien St-Louis, former President and Chief Executive Officer, was terminated on October 16, 2021.
(3)

Stephen Burwash, former Chief Financial Officer, was terminated on September 14, 2021 and effectively stepped down from his position on October 9, 2020 after having remained on during a transition period which ended upon the appointment of Trent MacDonald in the acting role of Chief Financial Officer.

(4)	Donald Courtney resigned effective October 18, 2021.
(5)	Dominique Jones, former Chief People Officer, was terminated on November 17, 2021.

Director Compensation

The ESG Committee assists the Board with respect to the establishment of the Corporation’s compensation program for its directors. The main objectives of the directors’ compensation program are to: compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership, and competitive with other comparable issuers; and align the interests of the directors with those of the Shareholders. Unlike compensation for the Named Executive Officers, the directors’ compensation program is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making.

There was no independent review of Board member compensation in 2021. Effective December 11, 2019, director compensation was revised to consist of an annual retainer fee in the amount of $50,000 for each Board member, plus an additional $10,000 for the Chair. Directors also receive reimbursement for reasonable expenses incurred in connection with attending Board and committee meetings. In addition, the directors were granted Options as part of their compensation during the last financial year.

Director Compensation Table

The following table sets forth information concerning the compensation earned by the non-executive directors during the 12 months ended July 31, 2021. Executive directors did not receive any fees for acting as a director of the Corporation.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Name	Fees Earned ($)(2)	Share-Based Awards ($)	Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Adam Miron	$75,000	Nil	$336,811	Nil	Nil	Nil	$411,811
Dr. Michael Munzar	$15,000	Nil	$342,434	Nil	Nil	Nil	$357,434
Jason Ewart	$75,000	Nil	$215,209	Nil	Nil	Nil	$290,209
Vincent Chiara	$12,500	Nil	$338,889	Nil	Nil	Nil	$351,389
Rose Marie Gage	$32,934	Nil	$28,399	Nil	Nil	Nil	$61,334
Emilio Imbriglio	$20,788	Nil	$166,088	Nil	Nil	Nil	$186,876

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2021.

Director Compensation – Outstanding Option-Based Awards

The following table sets out information concerning all outstanding share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors as at July 31, 2021. The Corporation had no share-based awards outstanding as at July 31, 2021.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
Dr. Michael Munzar, Director	15,000	Options	$2.32	Nov 17, 2024	$Nil
	37,500	Options	$3.00	Apr 20, 2026	$Nil
	75,000	Options	$3.00	Nov 15, 2026	$Nil
	37,500	Options	$10.76	Dec 4, 2027	$Nil
	50,000	Options	$19.56	Oct 29, 2029	$Nil
	12,500	Options	$23.52	Oct 29, 2029	$Nil
	125,000	Options	$4.08	Jun 26, 2030	$Nil
	3,900	RSUs	n/a	Oct 30, 2030	$Nil
	3,255	RSUs	n/a	Jun 17, 2031	$Nil
	4,184	RSUs	n/a	Jul 29, 2031	$Nil
Jason Ewart, Director	1,250	Options	$2.32	Nov 17, 2024	$Nil
	37,500	Options	$3.00	Apr 20, 2026	$Nil
	37,500	Options	$3.00	Nov 15, 2026	$Nil
	25,000	Options	$10.76	Dec 4, 2027	$Nil
	50,000	Options	$19.56	Oct 29, 2029	$Nil
	12,500	Options	$23.52	Oct 29, 2029	$Nil
	75,000	Options	$4.08	Jun 26, 2030	$Nil
Vincent Chiara, Director	18,750	Options	$5.08	Jul 24. 2027	$Nil
	6,250	Options	$9.92	Nov 6, 2027	$Nil

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
	25,000	Options	$10.76	Dec 4, 2027	$Nil
	50,000	Options	$19.56	Oct 29, 2029	$Nil
	12,500	Options	$23.52	Oct 29, 2029	$Nil
	125,000	Options	$4.08	Jun 26, 2030	$Nil
	3,255	RSUs	n/a	Oct 30, 2030	$Nil
	4,184	RSUs	n/a	Jun 17, 2031	$Nil
	3,486	RSUs	n/a	Jul 29, 2031	$Nil
Rose Marie Gage Director	75,000	Options	$7.43	Jun 17, 2031	$Nil
Adam Miron, Director	12,500	Options	$10.76	Dec 4, 2027	$Nil
	87,500	Options	$19.56	Oct 29, 2029	$Nil
	12,500	Options	$23.52	Oct 29, 2029	$Nil
	125,000	Options	$4.08	Jun 26, 2030	$Nil
Emilio Imbriglio Director	150,000	Options	$3.88	Oct 30, 2030	$Nil
	1,743	RSUs	n/a	Jun 17, 2031	$Nil
	2,788	RSUs	n/a	Jul 29, 2031	$Nil

Note:

(1)

“Value of unexercised in-the-money options” is calculated by determining the excess of the closing market value of the Corporation’s Common Shares on the date of this report on the TSX, being over $0.91, the exercise price of the Options.

Director Compensation - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Adam Miron	$336,811	Nil	Nil
Dr. Michael Munzar	$342,434	Nil	Nil
Jason Ewart	$215,209	Nil	Nil
Vincent Chiara	$338,889	Nil	Nil
Rose Marie Gage	$28,399	Nil	Nil
Emilio Imbriglio	$166,088	Nil	Nil

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2021.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Directors’ and Officers’ Liability Insurance

On March 21, 2020, the Corporation’s directors and officers (“D&O”) insurance program expired. The Corporation has since then decided to secure D&O coverage through the implementation of a captive program. On August 21, 2020, the Corporation effectively established a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020. It currently is in the process of establishing a Bermuda-based corporation for the purposes of sides B and C coverages. Once established, coverage for sides B and C of the captive program will apply retroactively to March 21, 2020. Pending that implementation, the Corporation is self-insuring for sides B and C of D&O coverage purposes. Current side A coverage is $30 million.

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE

The Board is committed to the highest standards of integrity, fiduciary duty and corporate governance. National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”, and together with NI 58-101, the “CSA Guidelines”) set out a series of guidelines for effective corporate governance. Under the CSA Guidelines, the Corporation must disclose on an annual basis the corporate governance practices it has adopted. In this section, the Corporation summarizes such practices, in addition to certain other governance matters.

Board of Directors

Composition and Independence

The Board is currently comprised of eight members, following the appointments as directors of Rose Marie Gage, Peter Montour, Scott Cooper and John Bell, respectively on January 14, 2021, August 30, 2021, November 18, 2021 and December 14, 2021. All but two of the eight directors are considered to be independent under the CSA Guidelines and in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”). The directors of the Corporation who are independent are John Bell, Rose Marie Gage, Vincent Chiara, Emilio Imbriglio and Peter Montour and Will Montour. During the fiscal year ended July 31, 2021, Sébastien St-Louis, former President and CEO of the Corporation, was not independent as he was an employee and executive officer of the Corporation. Scott Cooper, the President and CEO of the Corporation, is not independent as he is an employee and executive officer of the Corporation. Adam Miron, the former Chief Brand Officer of the Corporation, is not independent as he was an employee and executive officer of the Corporation within the last three years. For the fiscal year ended July 31, 2021, and as at the date of this circular, with six out of the eight directors of the Corporation being independent, a majority of directors are independent.

The Chair of the Board, John Bell, is an independent director. The Board has developed a written position description for the Chair. The role of the Chair is to provide leadership to the Board with respect to its functions, and in this role the Chair’s responsibilities include: establishing procedures to govern the Board’s work; ensuring the Board has adequate resources; ensuring that delegated committee functions are carried out and reported to the Board; acting as a liaison between the Board and management through the CEO; and meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board.

The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless they waive such requirement). In addition, they generally have at least one meeting (by phone) per month at which non-independent directors and members of management are not present. During the fiscal year ended July 31, 2021, there were five (out of seventeen) in camera meetings, five (out of six) in camera meetings and four (out of five) in camera meetings held respectively by each of the Board, the Audit Committee and the ESG Committee, while there were ten (out of seventeen) in camera meetings, five (out of five) in camera meetings and four (out of four) in camera meetings held respectively by each of the Board, the Audit Committee and the ESG Committee from August 1, 2021 to the date hereof.

Other Directorships

Currently, the following directors serve on the boards of other public companies, as listed below:

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Name of Director	Other Reporting Issuers
Vincent Chiara	PRO Real Estate Investment Trust (TSXV:PRV)

John Bell	Stack Capital Group (TSX: STCK) Cure Pharmaceutical Holding Corp. (OTC US: CURR)

Meeting Attendance

The following table summarizes for each of the directors the number of Board and Board committee meetings they attended for the fiscal year ended July 31, 2021.

Director	Board Meetings	Audit Committee Meetings	ESG Committee Meetings
Vincent Chiara(1)(2)	31/34	10/11	4/9
Jason Ewart(13)	28/32	11/11	7/8
Rose Marie Gage(2)(3)(5)	30/30	2/7	7/7
Adam Miron(2)(3)(6)	32/34	5/11	9/9
Dr. Michael Munzar(12)	32/32	11/11	8/8
Sébastien St-Louis (3)(4)(14)	27/32	10/11	7/7
Emilio Imbriglio(1)(4)(6)	30/34	11/11	N/A
Scott Cooper(3)(4)(8)	4/4	1/1	2/2
Peter James Montour(2)(3)(9)	13/14	2/5	1/3
William Montour(3)(4)(12)	1/2	N/A	0/1
John K. Bell(1)(4)(10)	2/2	N/A	1/1

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the ESG Committee.
(3)	Non-member of the Audit Committee.
(4)	Non-member of the ESG Committee.
(5)

Rose Marie Gage was appointed a director and became a member of the ESG Committee on January 14, 2021. Her first attendance at a Board meeting was on February 11, 2021 and her first attendance as a member of the ESG Committee was on March 12, 2021. She was appointed Chair of the ESG Committee on June 9, 2021. Following her appointment as a director, Ms. Gage attended all meetings held by the Board and the ESG Committee.

(6)

Emilio Imbriglio was appointed a director and a member of the Audit Committee on October 23, 2020. His first attendance at a meeting of the Audit Committee was on October 23, 2020, and his first attendance at a Board meeting was on October 28, 2020.

(7)	Adam Miron chaired the ESG Committee until June 9, 2021.
(8)

Scott Cooper is included in the table above as he was appointed a director subsequent to year end on November 18, 2021. Following his appointment as a director, Mr. Cooper attended all meetings held by the Board and Board Committees

(9)

Peter James Montour is included in the table above as he was appointed a director on August 30, 2021, and became a member of the ESG Committee on January 5, 2022. Mr. Montour attended his first meeting held by the ESG Committee on January 17, 2022, following his appointment to the committee on January 5, 2022.

(10)

John K. Bell is included in the table above as he was appointed a director and Chair of the Board on December 14, 2021, and appointed a member of the Audit Committee on January 5, 2022. Following his appointment as a director, Mr. Montour attended all meetings held by the Board and the meeting held on January 17, 2022 by the ESG Committee.

(11)	William Montour is included in the table above as he was appointed a director on January 5, 2022.
(12)

Dr. Michael Munzar resigned as director and Chair of the Board on December 14, 2021. Dr. Munzar was a non-member of the Audit Committee and the ESG Committee. Having resigned effective December 14, 2021, Dr. Munzar did not attend meetings held on January 29, 2022 and February 3, 2022 by the Board and the meeting held on January 17, 2022 by the ESG Committee.

(13)

Jason Ewart resigned as director and Chair of the Audit Committee on January 5, 2022. While a director, Mr. Ewart was also a member of the ESG Committee. Having resigned effective January 5, 2022, Mr. Ewart did not attend the meetings held on January 29, 2022 and February 3, 2022 held by the Board, and the meeting held on January 17, 2022 by the ESG Committee.

(14)

Mr. St-Louis resigned as a director effective November 17, 2021. Following his resignation, Mr. St-Louis did not attend the meetings held on December 10, 2021, December 13, 2021, January 29, 2022 and February 3, 2022 held by the Board, the meeting held on December 9, 2021 by the Audit Committee, and meetings held on meeting held on December 8, 2021 and January 17, 2022 by the ESG Committee.

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Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board has adopted a written mandate which provides that the core responsibilities of the Board include stewardship and oversight in the following areas:

(a) Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Corporation’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation’s proposed actions generally accord with the objectives of the Corporation.

(b) Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Corporation’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

(c) Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the ESG Committee, monitors and advises on compliance with this Policy.

The Board is also responsible for approving the content of the Corporation’s major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, and any prospectuses that may be issued and significant press releases.

(d) Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Corporation’s internal control systems.

(e) Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

Board Committees

At present, the Board has two standing committees, the Audit Committee and the ESG Committee. Both committees are comprised entirely of independent directors.

Audit Committee

At present, the Audit Committee consists of John Bell, Vincent Chiara and Emilio Imbriglio, all of whom are “independent” within the meaning of NI 52-110. Each member of the Audit Committee is also “financially literate” within the meaning of NI 52-110, as they have an understanding of the accounting principles used to prepare the Corporation’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Information concerning the relevant

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education and experience of the Audit Committee members can be found in “Business to be Transacted at the Meeting - Election of Directors” in this Circular.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Corporation’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Corporation’s internal auditors. The Audit Committee has specific responsibilities relating to the Corporation’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Corporation; and the Corporation’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

See the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form filed under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR www.sec.gov on October 28, 2020 for the fiscal year ended July 31, 2020 for additional information regarding the Audit Committee, including the full text of the Audit Committee’s Charter.

Environmental, Social and Corporate Governance Committee

At present, the ESG Committee consists of Rose Marie Gage (Chair), Adam Miron, Vincent Chiara and Peter Montour, with Vincent Chiara, Rose Marie Gage and Peter Montour being “independent” within the meaning of NI 52-110. The Board believes that the members of the ESG Committee possess the combined knowledge, experience and backgrounds necessary to fulfill the Committee’s mandate. Information concerning the relevant education and experience of the ESG Committee members can be found in “Business to be Transacted at the Meeting—Election of Directors” in this Circular.

The core responsibilities of the ESG Committee include stewardship and oversight in the following areas: (a) corporate governance; (b) nomination of directors and Board composition; (c) assessment of director independence; (d) orientation and continuing education; (e) business conduct and ethics; (f) Chief Executive Officer and director assessment; and (g) compensation for executive officers and directors.

Regarding compensation, the ESG Committee’s responsibilities include: (a) reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Corporation, including executive officer and management compensation criteria, corporate and personal goals and objectives; (b) reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation; (c) reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board; (d) reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Corporation. The Board conducts a review, through the ESG Committee, at least once every two years, of the components and amount of Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity; (e) administering the Corporation’s Previous Option Plan, Omnibus Plan, and any other Restricted Share Unit Plan or Deferred Share Unit Plan that may be in effect from time to time, in accordance with the terms of such plans; (f) making recommendations to the Board with respect to the Corporation’s incentive compensation and equity-based plans that are subject to Board approval; and (g) reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Corporation.

Position Descriptions

The Board has developed a written position description for the Chair of the Board and for the chair of each of the Audit Committee and the ESG Committee. The Board has adopted general terms describing the responsibilities of the chair of each board committee, namely those of presiding committee meetings, and overseeing the way in which the

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relevant board committee carries out its mandate. The chair of a board committee is required, following a meeting of such committee, to report to the Board at the next regularly scheduled meeting of the Board. The chair of each Board committee is responsible for the management, the development and the effective performance of the committee. The chair of each Board committee provides leadership and direction to the committee for all aspects of the committee’s work and takes all reasonable measures to ensure such committee fulfils its responsibilities.

The Board has not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. In this capacity, his key responsibilities are determined with reference to those typically carried out by an individual in this position and by ongoing discussion with the Board and include: leading the development of the Corporation’s overall strategy; operational direction including facilities development, product development, geographic expansion and strategic relationships; human resources management; Board interaction; risk management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

Orientation and Continuing Education

Due to the size of the Corporation’s Board, no formal program currently exists for the orientation of new directors and existing directors provide orientation and education to new members on an informal and ad hoc basis. No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each director of the Corporation has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The directors of the Corporation have adopted a formal written code of business conduct and ethics (the “Code”) in addition to compliance with applicable governmental laws, rules and regulations. The Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

avoidance of conflicts of interest with the interests of the Corporation, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	confidentiality of corporate information;

•	protection and proper use of corporate assets and opportunities;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of any violations of the Code to an appropriate person or person identified in the Code; and

•	accountability for adherence to the Code.

The Code sets the minimum standards expected to be met or exceeded in all business and dealings of the Corporation, and provides guidelines to help address new situations. The directors of the Corporation expect the Corporation’s employees, officers and directors to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Corporation.

The Code has been filed under the Corporation’s profile on SEDAR www.sedar.com and is available on the Corporation’s website at www.hexocorp.com/governace.

The Corporation has adopted a whistleblower policy that provides a channel for individuals to express concerns, questions, or observations of misconduct, unethical behavior, and/or noncompliance directly and anonymously to the Corporation’s General Counsel or Audit Committee Chair or to an anonymous ethics hotline.

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Nomination of Directors

The ESG Committee is responsible for identifying and recommending potential appointees to the Board. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve. The ESG Committee is composed of at least three directors appointed by the Board, each of whom the Board has determined to be independent as contemplated by the laws, regulations and listing requirements to which the Corporation is subject. The Chief Executive Officer of the Corporation takes part in the work of the ESG Committee as a non-voting member and removes himself or herself where the ESG Committee decides on his or her remuneration and on corporate governance matters.

Compensation

The ESG Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors in light of market conditions and practice and in light of risks and responsibilities.

Assessments

The ESG Committee is responsible for monitoring the effectiveness of the Board and the performance of the directors. The process is facilitated by questionnaires sent by the Chair of the ESG Committee to enable individual directors to provide feedback on the effectiveness of the Board and its committees. Following receipt of the questionnaires, the Chair of the ESG Committee may contact the directors separately in order to discuss their answer to the questionnaires. The ESG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The ESG Committee recommends changes to enhance the performance of the Board based on the survey feedback.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation does not have a retirement policy and does not discriminate based on age. The Corporation considers it to be an integral role of the Board and the ESG Committee to assess director engagement and fitness to be a director of the Corporation.

Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Corporation and the industry in which it operates, and could unnecessarily expose the Corporation to losing experienced and valuable talent. The Board’s renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the ESG Committee, to ensure the quality and expertise of its Board.

Prior to reappointing, nominating or appointing individuals as Directors, the Board:

•

considers what competencies and skills the Board, as a whole, should possess, recognising that the particular competencies and skills required for one Board may not be the same as those required for another;

•

assesses what competencies and skills each incumbent Director possesses. Since it is unlikely that any single Director will possess all the competencies and skills required, the Board should be considered as a group in which each individual makes their own contribution;

•

considers the character of Directors and their fit with the current board culture. Some attributes worthy of consideration include self-awareness, integrity and high ethical standards. Boardroom dynamics will be impacted by the personalities and behavioural types present, so attention should also be paid to these qualities.

The Board is a skills-based board comprising Directors who collectively have the skills, knowledge and experience to effectively govern and direct the Corporation. The skills and attributes required of Directors can be broadly categorized

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as follows: governance skills (that is, skills directly relevant to performing the Board’s key functions), industry skills (that is, skills relevant to the industry or sector in which the Corporation predominantly operates) and personal attributes or qualities that are generally considered desirable to be an effective Director.

Diversity

Policies Regarding the Representation of Women

The Corporation does not have a formal policy with respect to the representation of women on the Board. The Corporation does not believe that a written policy is the best way to achieve its diversity or business objectives. Rather, the Corporation believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making processes. Establishing and implementing a policy regarding female representation on the Board will be an element that the Corporation will take into consideration going forward. As of the date of this circular, 12.5% of the Board members were women (one female director out of eight directors). The Board is committed to increasing that level as Board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

In general, the Board aspires to continuously improve the diversity of the Board and the Corporation’s management team. While the Board has not adopted any formal diversity policies and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Corporation’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Corporation believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Corporation recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Corporation’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Consideration of the Representation of Women in the Director Identification and Selection Process

The ESG Committee will, within the purview of its mandate, have the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the ESG Committee will consider the level of women representation on the Board and, where appropriate, will recruit qualified women candidates as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation will consider and be sensitive to the representation of women when making executive officer appointments. However, considering the relatively small number of positions in question, the Corporation refrains from setting targets for the representation of women among its executive officers. It is important that each individual appointed as an executive officer be considered on the individual’s merits and on the needs of the Corporation at the relevant time. Targets based on specific criteria could limit the Corporation’s ability to appoint the individual who is the best qualified for the position. As of July 31, 2021, following the termination of Dominique Jones, former Chief People Officer, on November 17, 2021, there were no women occupying an executive officer position with the Corporation. The Corporation remains committed to monitoring the gender diversity of its executive officers going forward.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. The Corporation does not believe that a written policy is the best way to achieve its diversity or business objectives. Rather, the Corporation believes that each potential nominee should be evaluated based on his or

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her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. The Corporation will consider establishing measurable objectives and targets as it further develops.

SECURITY-BASED COMPENSATION PLANS

Security-Based Compensation Plans

The Corporation has two security-based compensation plans, being the Omnibus Plan and a stock option plan which had been adopted prior to the adoption of the Omnibus Plan (the “Previous Option Plan”). No additional stock options have been or will be issued under the Previous Option Plan since the adoption of the Omnibus Plan.

The following table provides a summary of certain material provisions of the Omnibus Plan, which includes the amendments that were approved by the Board on March 12, 2021:

Administration	The Omnibus Plan is administered and interpreted by the Board. The Board may decide by resolution to appoint a committee of at least three members to administer and interpret the Omnibus Plan.

Eligibility	The persons eligible to receive Awards are the Eligible Participants.

Reserve Maximum

Subject to adjustment, the total number of Common Shares reserved and available for grant and issuance pursuant to Awards shall not exceed a number of Common Shares equal to ten percent (10%) of the total issued and outstanding Common Shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the Shareholders of the Corporation from time to time.

The Omnibus Plan is a “rolling plan” or “evergreen plan”. This means any increase in the issued and outstanding Common Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Common Shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Plan.

Securities Awarded and Available	As of July 31, 2021, the Corporation had 152,645,946 Common Shares issued and outstanding and, as a result, 15,264,594 Common Shares available to be reserved for issuance under the Omnibus Plan. As of the same date, the Corporation had 11,923,013 Awards outstanding (representing approximately 7.81% of the issued and outstanding Common Shares). Accordingly, 3,341,581 Common Shares remained available for issuance under the Omnibus Plan as of July 31, 2021 (representing approximately 2.19% of the issued and outstanding Common Shares).

Participation Limits	The aggregate number of Common Shares (i) issued to insiders under the Omnibus Plan or any other proposed or established security-based compensation arrangement within any one-year period and (ii) issuable to insiders at any time under the Omnibus Plan or any other proposed or established security-based compensation arrangement, shall in each case not exceed ten percent (10%) of the issued and outstanding Common Shares (on a non-diluted basis).

Market Value as of Grant	Restricted Shares Restrictions and conditions on the disposition of Restricted Shares that are granted are determined by the Board at the time of grant. Options

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The option price for Common Shares that are the subject of any Option shall be determined by the Board at the time the Option is granted, but may not be less than Market Value at the time of grant. The terms of the Omnibus Plan allow for the exercise of an Option on a cashless basis. The number of Common Shares received on the cashless exercise of an Option is determined by taking (i) the difference between (A) the Market Value and (B) the exercise price of such Option, (ii) multiplying that difference by the number of Common Shares to which such Option relates, and then (iii) dividing that product by the Market Value.

DSUs

Each Eligible Participant may elect, once each calendar year, to be paid a percentage of his or her annual retainer in the form of DSUs. The number of DSUs an Eligible Participant is entitled to receive is calculated by taking (i) the percentage elected by the Eligible Participant, (ii) multiplying that percentage by the Eligible Participant’s annual retainer, and then (iii) dividing that product by the Market Value.

RSUs

The purchase price of an RSU is determined by the Board and may be zero.

SARs

The exercise price of a SAR shall be fixed by the Board, but may not be less than the Market Value at the time of grant. Upon exercise, the holder is entitled to receive the number of Common Shares equal to the excess of the Market Value on the effective date of such exercise over the exercise price of the SAR.

Retention Awards

A retention award entitles an Eligible Participant to receive the number of Common Shares that is equal to the retention payment divided by the Market Value on the vesting date of the retention award, disregarding fractions and less any amounts withheld for taxes.

For the purposes of the Omnibus Plan, “Market Value” means at any date when the Market Value of Common Shares of the Corporation is to be determined, the volume weighted average trading price of the Common Shares during the five trading days prior to such date, calculated by dividing the total value by the total volume of Common Shares traded for the five trading days prior to such date on the TSX, or if the Common Shares are not listed on the TSX, on the principal stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith.

Market Appreciation/Dividend Payment	In addition, a holder of DSUs is entitled to receive additional DSUs (or fractions thereof) when dividends are declared and paid on Common Shares. The additional DSUs are based on (i) the actual amount of dividends that would have been paid if the Participant had held Common Shares under the Omnibus Plan on the applicable record date divided by (ii) the Market Value on the date on which the dividends on Common Shares are payable.

Vesting

Restricted Shares

The Omnibus Plan does not contemplate any required vesting of the Restricted Shares. Restrictions and conditions on the disposition of Restricted Shares are determined by the Board at the time of grant.

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Options

The Board shall, from time to time by resolution, determine the vesting provisions of the Options.

DSUs

The Board may, at the time of grant, make DSUs subject to restrictions and conditions (i.e. continuing employment or achievement of pre-established performance goals). DSUs are exercisable immediately following the date a Participant resigns or is terminated.

RSUs

The relevant conditions and vesting provisions of a RSU are determined by the Board (including the performance period and criteria, if any). In making its determination regarding the vesting requirements applicable to any RSUs, the Board shall ensure that such requirements are not considered a “salary deferral arrangement” for purposes of applicable legislation. The Board also sets a date upon which it is determined whether the vesting conditions with respect to RSUs have been met (the “RSU Vesting Determination Date”). This then establishes the number of RSUs that become vested. The RSU Vesting Determination Date cannot fall outside the period (the “Restricted Period”) that ends on December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made. Any RSU that remains unvested on the RSU Vesting Determination or at the end of the Restricted Period, whichever is earlier, is cancelled.

SARs

The relevant conditions and vesting provisions of a SAR are determined by the Board (including the performance period and criteria, if any).

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Term

The Omnibus Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the effective date.

Restricted Shares

Determined by the Board.

Options

The Board shall determine the period in which an Option is exercisable. An Option cannot expire later than ten (10) years from the date it is granted. However, if the expiration date for an Option falls within a black-out period or within ten business days after the expiration of a black-out period, the expiration date will be automatically extended to the tenth business day after the end of the black-out period.

DSUs

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

A Participant may redeem his or her DSUs up to the 120th day after the date of his or her termination.

RSUs

The Board shall determine the Restricted Period, provided such Restricted Period cannot expire later than December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made. However, if an RSU is due to be settled during a black-out period, the settlement date will be automatically extended to the tenth business day following the expiration of the black-out period.

SARs

The Board shall determine the period during which a SAR is exercisable, provided such period cannot expire more than ten (10) years from the date the SAR was granted. However, if the expiration date for a SAR falls within a black-out period or within ten business days following the expiration of a black-out period, the expiration date is automatically extended to the tenth business day after the end of the black-out period.

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Cessation

For the purposes of the Omnibus Plan, “Cause” means:

(i) with respect to any Participant, unless the applicable award agreement states otherwise: (a) if the Participant is a party to an employment agreement or service agreement with the Corporation or a subsidiary and such agreement provides for a definition of “cause”, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define “cause”, any act or omission that would entitle the Corporation to terminate the Participant’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law: (A) the indictment for or conviction of an indictable offence or any summary offence involving material dishonesty or moral turpitude, (B) material fiduciary breach with respect to the Corporation or an affiliate, (C) fraud, theft, embezzlement or similar conduct that results in or is reasonably likely to result in harm to the reputation or business of the Corporation or any of its affiliates, (D) gross negligence, gross misconduct or willful misconduct with respect to the Corporation or an affiliate or breach of the Corporation’s Code of Conduct, (E) material violation of applicable laws, or (F) the willful failure of the Participant to properly carry out their duties on behalf of the Corporation or to act in accordance with the reasonable direction of the Corporation including breach of confidentiality; and

(ii)  with respect to any director, unless the applicable award agreement states otherwise, a determination by a majority of the disinterested Board members that the director has engaged in any of the following: (a) gross misconduct or neglect, (b) willful conversion of corporate funds, (c) false or fraudulent misrepresentation inducing the director’s appointment, and (d) repeated failure to participate in Board meetings

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

on   a regular basis despite having received proper notice of the meetings in advance.

Termination Date

For the purposes of the Omnibus Plan, a Participant’s employment or retention with the Corporation or an affiliate shall be considered to have terminated effective on the last day of the Participant’s actual and active employment or retention with the Corporation or affiliate, whether such day is selected by agreement with the Participant, or unilaterally by the Participant or the Corporation or affiliate, and whether with or without advance notice to the Participant. For the avoidance of doubt, and except as required by applicable employment standards legislation, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of a termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment shall be considered as extending the Participant’s period of employment for the purposes of determining their entitlement under the Omnibus Plan.

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant as a result of a termination of employment or retention with the Corporation or an affiliate for any reason, including death, retirement, resignation or termination of service with or without Cause.

Options, SARs and Retention Awards

Termination for Cause

Upon a Participant ceasing to be an Eligible Participant for Cause, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, when granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Omnibus Plan, the Corporation and the Board, in their absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause, and the determination by the Corporation or the Board that a Participant has been discharged for Cause shall be binding on the Participant.

Death

Any vested Option, SAR or Retention Award or the unexercised portion thereof (“Vested Award”), may be exercised by the estate of a Participant if such Participant dies while he or she is an Eligible Participant. However, a Vested Award must be exercised (i) within one (1) year of the Participant’s death or (ii) prior to the expiration of the original term of such Vested Award, whichever is earlier.

Disability

Any Option, SAR or Retention Award, or any unexercised portion thereof, may be exercised by the Participant or his/her representative as the rights to exercise accrue. However, the Award must be exercised (i) within three (3) years of the Disability (as defined below), (ii) until the Participant becomes eligible for long-term disability benefits, or (iii) prior to the expiration of the original term of the Award, whichever is earlier.

“Disability” means, unless an employment agreement or the applicable award agreement says otherwise, that the Participant: (i) is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill their

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

obligations as an officer or employee of the Corporation either for any consecutive 12-month period or for any period of 18 months (whether or not consecutive) in any consecutive 24-month period; or (ii) is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing their affairs.

For the purposes of the Omnibus Plan, the Corporation and the Board, in their absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has a Disability, and the determination by the Corporation or the Board that a Participant has a Disability shall be binding on the Participant. The Corporation and the Board may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Corporation or any affiliate in which a Participant participates.

Other

In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for Cause, death or Disability) the right to exercise an Option, SAR or Retention Award shall be limited to and shall expire on the earlier of one year after the Termination Date, or the expiry date of the Award set forth in the award agreement, to the extent such Award was exercisable by the Participant on the termination date.

For purposes of the Omnibus Plan, no termination of employment by a Participant who is an employee of the Corporation or a subsidiary shall be deemed to result from, and a Participant shall not cease to be an Eligible Participant as a result of, either (a) a transfer of employment from the Corporation or a subsidiary to an affiliate or from one affiliate to another affiliate as employer of the Participant, or (b) a leave of absence, if the Participant’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Board otherwise so provides in writing.

RSUs

Termination for Cause

Any unvested RSUs credited to a Participant’s account shall be forfeited and cancelled immediately upon such Participant ceasing to be an Eligible Participant for Cause or by resignation.

For the purposes of the Omnibus Plan, the Corporation and the Board, in their absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause, and the determination by the Corporation or the Board that a Participant has been discharged for Cause shall be binding on the Participant.

Cessation of Employment

When a Participant retires, becomes eligible to receive long-term disability benefits, or has his or her employment terminated for reasons other than Cause or by reason of Disability, such Participant’s participation in the Omnibus Plan shall be terminated immediately. Unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date.

Retirement

If a Participant retires and becomes involved in another business or activity in the cannabis industry prior to the applicable RSU Vesting Determination Date, then (i) if

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled, or (ii) if the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Death

If a Participant dies, his or her participation in the Omnibus Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such deceased Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such deceased Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Leave of Absence

If a Participant voluntarily takes a leave of absence, his or her participation in the Omnibus Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Restricted Shares

Upon a Participant ceasing to be an Eligible Participant for any reason, any Restricted Shares that have not vested at such time shall automatically be deemed to have been reacquired by the Corporation.

Assignability	Awards granted under the Omnibus Plan are transferrable or assignable only to a “permitted assign”. A permitted assign means the spouse of a Participant or a trustee, holding entity, or RRSP/RRIF of the Participant or his or her spouse.

Amendments

The Board may amend the Omnibus Plan or any Award with consent of the Participants provided that the amendment shall:

•  not adversely alter or impair any Award previously granted;

•  be subject to any regulatory approvals;

•  be subject to Shareholder approval, where required, provided that Shareholder approval is not required for following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of any Award; (iii) the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Plan reserve; and (iv) the addition of or amendment to any form of financial assistance.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

The Board needs Shareholder approval to make the following amendments:

•  any change to the maximum number of Common Shares issuable under the Omnibus Plan, except any increase due to an adjustment or due to the evergreen nature of the plan;

•  any amendment that reduces the exercise price of an Award;

•  any amendment that extends the expiry date of an Award;

•  any amendment that changes the Eligible Participants, including a change that would have the potential to broaden the participation by insiders;

•  any amendment that would permit an Award to be transferable or assignable other than as currently permitted;

•  any amendment that increases the maximum number of shares issuable or issued to insiders; and

•  any amendment to the amendment provisions of the Omnibus Plan.

Common Shares held directly or indirectly by insiders that may benefit from certain amendments shall be excluded from voting when obtaining Shareholder approval.

Financial Assistance	The Omnibus Plan does not contain any form of financial assistance.

Change of Control

In the event of a “Change in Control”, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Ontario)) for all of the Common Shares or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances.

“Change in Control” means an event whereby (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Common Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Adjustments	The Omnibus Plan may be adjusted if certain changes are made to the Corporation’s capitalization (e.g. subdivision, consolidation or reclassification of or a distribution of assets on (other than an ordinary course dividend) the Common Shares) in order to preclude a dilution or enlargement of the benefits due to Participants under the Omnibus Plan.

U.S. Persons	All Awards granted and Common Shares issued to Eligible Participants who are residents of the U.S. or otherwise subject to income taxation by the U.S. shall comply with and be subject to certain terms and conditions applicable to U.S. persons.

Additional information regarding the Omnibus Plan and a copy of the full Omnibus Plan are available in the management information circular of the Corporation dated July 16, 2018 in respect of the Corporation’s special meeting of Shareholders held on August 28, 2018 at which the Omnibus Plan was approved, which has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

In connection with its acquisition of Newstrike Brands Ltd. (“Newstrike”) in May 2019, the Corporation also issued replacement stock options for certain stock options which had been issued by Newstrike (the “Newstrike Replacement Options”), exercisable for Common Shares at the same conversion ratio applicable to the acquisition of Newstrike’s shares under the transaction and otherwise having the same terms and conditions, including the term of expiry, vesting, conditions to and manner of exercising, as the Newstrike options for which they were exchanged. These stock options were not issued under the Omnibus Plan and form a separate pool of stock options of the Corporation (the “Acquired Newstrike Option Plan”).

In connection with its acquisition of Zenabis Global Inc. (“Zenabis”) in June 2021, the Corporation also issued replacement stock options for certain stock options which had been issued by Zenabis (the “Zenabis Replacement Options”), exercisable for Common Shares at the same conversion ratio applicable to the acquisition of Zenabis’ shares under the transaction and otherwise having the same terms and conditions, including the term of expiry, vesting, conditions to and manner of exercising, as the Zenabis options for which they were exchanged. These stock options were not issued under the Omnibus Plan and form a separate pool of stock options of the Corporation (the “Acquired Zenabis Option Plan”).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding securities or rights under equity compensation plans of the Corporation, the weighted-average exercise price of such outstanding securities or rights and the number of Common Shares remaining available for future issuance under such equity compensation plans as at July 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, RSUs, warrants, and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column of this table
Equity compensation plans approved by security holders(1)	11,923,013	(2)	$10.50	3,341,581	(4)
Equity compensation plans not approved by securityholders	612,955	(3)	$4.29	n/a
Total	12,535,968		$10.63	3,341,581

Notes:

(1)	Equity compensation plans approved by securityholders consist of the Omnibus Plan and the Previous Option Plan.
(2)	Based on 10,591,852 Options and 550,832 RSUs issued under the Omnibus Plan and 780,329 stock options issued under the Previous Option Plan and outstanding as of July 31, 2021.
(3)	Based on 608,206 Replacement Options issues upon the acquisition of Zenabis and 4,749 Replacement Options issued in connection with the acquisition of Newstrike as of July 31, 2021.
(4)

Based on Common Shares issuable under the Omnibus Plan equal to 10% of the number of issued and outstanding Common Shares as at July 31, 2021, being 152,645,946, less 11,923,013 Common Shares issuable upon the exercise of Options and issuable upon execution of RSUs, issued under the Omnibus Plan and the Previous Option Plan as of July 31, 2021.

Burn Rate of Security-Based Compensation Plan Awards

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of awards granted under the Omnibus Plan as of the end of the fiscal year ended July 31, 2021 and for the two preceding financial years. The burn rate is calculated by dividing the number of awards granted under the security-based compensation plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year. The Omnibus Plan was adopted by the Corporation on June 27, 2018.

	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019
Number of awards granted under the Omnibus Plan	5,297,914	3,596,144	3,596,144

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

Weighted average of outstanding securities for that fiscal year	127,300,903	77,376,174	53,185,138
Annual Burn Rate	4%	5%	7%

The following table sets out the burn rate of awards granted under the Previous Option Plan as of the end of the fiscal year ended July 31, 2021 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019
Number of awards granted under the Previous Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	127,300,903	77,376,174	53,185,138
Annual Burn Rate	0%	0%	0%

The following table sets out the burn rate of awards granted under the Acquired Newstrike Option Plan as of the end of the fiscal year ended July 31, 2021 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019
Number of awards granted under the Acquired Newstrike Brands Ltd. Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	127,300,903	77,376,174	53,185,138
Annual Burn Rate	0%	0%	0%

The following table sets out the burn rate of awards granted under the Acquired Zenabis Option Plan as of the end of the fiscal year ended July 31, 2021 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019
Number of awards granted under the Acquired Zenabis Global Ltd. Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	127,300,903	77,376,174	53,185,138
Annual Burn Rate	0%	0%	0%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Corporation or its subsidiaries since the beginning of the Corporation’s most recently completed financial year.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is TSX Trust Company at its office in Toronto, Ontario, M5H 4H1. The co-transfer agent for the Corporation in the United States is Continental Stock Transfer & Trust Corporation at its offices in New York, New York.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the transaction disclosed below, or in the audited financial statements of the Corporation for the year ended July 31, 2021, neither the Corporation nor any director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended July 31, 2021, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

The Corporation was previously a shareholder of Belleville Complex Inc. (“BCI”), a joint venture with Olegna Holdings Inc. (“OHI”). The primary purpose of BCI is the ownership and management of a property in Belleville, Ontario which serves as one of the Corporation’s main manufacturing facilities. The Corporation previously held a 25% interest in BCI while OHI owns the remaining 75%. OHI is directly controlled by Vincent Chiara, a director of the Corporation. During the year ended July 31, 2021, the Corporation had in place an anchor tenant agreement with BCI for a 15-year period and leased 912,600 sq. ft. of the property, resulting in annual rent of $5,370,000 and a future commitment of approximately $44,708,000. On January 18, 2021, the Corporation sold its 25% interest in BCI to OHI for approximately $10.1 million. The Corporation will continue to lease the facility for processing, manufacturing and distribution with no changes to the existing lease arrangements. The sale of the Corporation’s interest in BCI to OHI was a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because OHI is majority owned and controlled by Vincent Chiara. The Corporation relied on applicable exemptions from the minority approval and valuation requirements of MI 61-101 on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeded 25% of the Corporation’s market capitalization. The sale price for the Corporation’s interest in BCI was determined by an arm’s length third-party appraisal.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Circular. However, if other matters which are not known to management should properly come before the Meeting, the enclosed form of proxy will be used to vote on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended July 31, 2021. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or upon written request to the Corporate Secretary at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2.

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your shares, please visit www.HEXOForward.com.

APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of the Corporation, to the auditors of the Corporation and to the Shareholders of the Corporation entitled to notice of the Meeting, have been approved by the directors of the Corporation.

DATED at Gatineau, Québec this 3rd day of February, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Scott Cooper”

Scott Cooper

President and Chief Executive Officer and Director

For questions or assistance, please contact HEXO’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors,

at 1-866-229-8263 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at

contactus@kingsdaleadvisors.com. To keep current with further

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QUESTIONS? NEED HELP VOTING?

CONTACT US

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Call Collect: 416.867.2272

KINGSDALE
Advisors

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